PENGROWTH ENERGY CORPORATION

2016 SECOND QUARTER RESULTS

PENGROWTH

SUMMARY OF FINANCIAL & OPERATING RESULTS

	Three months ended			Six months ended
(monetary amounts in millions except per boe and per share amounts)	Jun 30, 2016	Jun 30, 2015	% Change	Jun 30, 2016	Jun 30, 2015	% Change
PRODUCTION
Average daily production (boe/d)	56,735	74,113	(23)	59,396	71,737	(17)
FINANCIAL
Funds flow from operations (1) (2)	$89.1	$111.5	(20)	$195.3	$224.5	(13)
Funds flow from operations per share (1) (2)	$0.16	$0.21	(24)	$0.36	$0.42	(14)
Oil and gas sales	$137.2	$249.9	(45)	$251.4	$449.8	(44)
Oil and gas sales per boe	$26.57	$37.05	(28)	$23.26	$34.64	(33)
Realized commodity risk management gains (losses)	$77.1	$59.1	30	$204.1	$144.8	41
Realized commodity risk management gains (losses) per boe	$14.93	$8.77	70	$18.88	$11.15	69
Operating expenses	$66.7	$106.8	(38)	$136.8	$199.7	(31)
Operating expenses per boe	$12.92	$15.83	(18)	$12.65	$15.38	(18)
Royalty expenses	$7.8	$26.5	(71)	$15.9	$51.3	(69)
Royalty expenses per boe	$1.51	$3.93	(62)	$1.47	$3.95	(63)
Royalty expenses as a percent of sales	5.7%	10.6%		6.3%	11.4%
Operating netback per boe (1)	$25.46	$23.98	6	$26.44	$24.64	7
Cash G&A expenses (1)	$19.0	$22.1	(14)	$37.8	$47.0	(20)
Cash G&A expenses per boe (1)	$3.68	$3.28	12	$3.50	$3.62	(3)
Capital expenditures	$12.0	$50.8	(76)	$20.7	$149.2	(86)
Cash dispositions	$34.6	$23.5	47	$47.4	$24.0	98
Dividends paid	$—	$30.8	(100)	$—	$84.2	(100)
Dividends paid per share	$—	$0.06	(100)	$—	$0.16	(100)
Number of shares outstanding at period end (000's)	547,445	540,694	1	547,445	540,694	1
Weighted average number of shares outstanding (000's)	547,444	539,725	1	545,481	537,476	1
STATEMENT OF INCOME (LOSS)
Adjusted net income (loss) (1)	$(16.5)	$(38.9)	(58)	$(16.0)	$25.9	(162)
Net income (loss)	$(173.4)	$(134.4)	29	$(148.4)	$(294.9)	(50)
Net income (loss) per share	$(0.32)	$(0.25)	28	$(0.27)	$(0.55)	(51)
DEBT (3)
Senior debt				$1,504.4	$1,865.0	(19)
Convertible debentures				$126.7	$137.1	(8)
Total debt before working capital				$1,631.1	$2,002.1	(19)
CONTRIBUTION BASED ON OPERATING NETBACKS (1)
Light oil	69%	51%		73%	54%
Heavy oil	62%	47%		46%	33%
Natural gas liquids	(1)%	1%		—%	2%
Natural gas	(30)%	1%		(19)%	11%

(1)	See definition under sections "Additional GAAP Measures", "Non-GAAP Financial Measures" and "Operational Measures".

(2)	Funds flow from operations for the three and six months ended June 30, 2015 excludes $9.8 million and $93.9 million, respectively, related to the settlement of foreign exchange swap contracts.

(3)	Includes current and long term portions, as applicable.

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.
Note regarding oil production: references to light oil contained within this report include light and medium oil, and heavy oil refers to heavy oil and bitumen.

PENGROWTH Second Quarter 2016 Summary of Financial & Operating Results	1

MANAGEMENT’S DISCUSSION & ANALYSIS
The following Management’s Discussion and Analysis ("MD&A") of financial results should be read in conjunction with the unaudited Consolidated Financial Statements for the three and six months ended June 30, 2016 of Pengrowth Energy Corporation ("Pengrowth" or the "Corporation"). This MD&A is based on information available to August 4, 2016.
Pengrowth’s second quarter and year to date 2016 results are contained within this MD&A.
BUSINESS OF THE CORPORATION
Pengrowth is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The financial and operating results from property dispositions are included in Pengrowth’s results up to the time of closing for each disposition.
FREQUENTLY RECURRING TERMS
Pengrowth uses the following frequently recurring industry terms in this MD&A: "bbls" refers to barrels, "bbl/d" refers to barrels per day, "Mbbls" refers to thousands of barrels, "boe" refers to barrels of oil equivalent, "boe/d" refers to barrels of oil equivalent per day, "Mboe" refers to thousand boe, "MMboe" refers to million boe, "Mcf" refers to thousand cubic feet, "Mcf/d" refers to thousand cubic feet per day, "MMcf" refers to million cubic feet, "Bcf" refers to billion cubic feet, "MMBtu" refers to million British thermal units, "MMBtu/d" refers to million British thermal units per day, "MW" refers to megawatt, "MWh" refers to megawatt hour, "WTI" refers to West Texas Intermediate crude oil price, "WCS" refers to Western Canadian Select crude oil price, "AECO" refers to Alberta natural gas price point, "NYMEX" refers to New York Mercantile Exchange, "NGI Chicago" refers to Chicago natural gas price point and "AESO" refers to Alberta power price point. Bitumen is reported as heavy oil throughout this document. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, production, the proportion of production of each product type, production additions from Pengrowth's development program, royalty expenses, operating expenses, tax horizon, deferred income taxes, Asset Retirement Obligations ("ARO"), remediation, reclamation and abandonment expenses, clean-up and remediation costs, capital expenditures, development activities, cash General and Administrative Expenses ("G&A"), Lindbergh expansion plans, production capacity, anticipated low costs and sustaining capital and proceeds from the disposal of properties. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms and meet financial covenants and our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	2

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; Canadian light and heavy oil differentials; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; actions by government authorities, including the imposition or reassessment of taxes including changes in income taxes and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; new International Financial Reporting Standards ("IFRS"); and the implementation of greenhouse gas emissions legislation and the impact of carbon taxes. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent Annual Information Form ("AIF"), and in Pengrowth’s most recent audited annual Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s public filings are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
The unaudited Consolidated Financial Statements are prepared in accordance with IFRS. The preparation of unaudited Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the unaudited Consolidated Financial Statements and revenues and expenses during the reporting period. Actual results could differ from those estimated.
Pengrowth’s ARO risk free discount rate changed from 2.3 percent at December 31, 2015 to 2.0 percent at March 31, 2016 and again to 1.7 percent at June 30, 2016 due to a decrease in the 30 year Canadian Government long term bond rate which drives Pengrowth’s estimate of the ARO discount rate. There were no other changes to Pengrowth's critical accounting estimates in the six months ended June 30, 2016. For more information about Pengrowth's critical accounting estimates refer to the December 31, 2015 annual report.
COMPARATIVE FIGURES
Certain comparative figures have been restated to conform to the current period presentation.
ADDITIONAL GAAP MEASURE
Funds Flow from Operations
Pengrowth uses funds flow from operations, a Generally Accepted Accounting Principles ("GAAP") measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, funds flow from operations, as reported as a subtotal in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures, but after interest and financing charges are deducted. Pengrowth considers this to be a key performance measure as it represents its ability to generate sufficient cash flow to fund capital investments and repay debt.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	3

Funds flow from operations per share is calculated as funds flow from operations divided by weighted average number of shares outstanding for the period.
NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
Operating netbacks do not have standardized meanings prescribed by GAAP. Pengrowth’s operating netbacks have been calculated by taking oil and gas sales, royalties, operating and transportation expenses as well as realized commodity risk management balances, as applicable, directly from the Consolidated Statements of Income (Loss) and dividing by production for the period. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics as per the Financial Resources and Liquidity section of this MD&A. These metrics are: senior debt before working capital to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA"); total debt before working capital to Adjusted EBITDA; Adjusted EBITDA to interest expense; and senior debt before working capital as a percentage of total book capitalization. For the purposes of covenant calculations only, convertible debentures, letters of credit and finance leases are considered senior debt. Total book capitalization is the sum of senior debt before working capital for covenant purposes and shareholders' equity.
Management believes that, in addition to net income (loss), adjusted net income (loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of non-cash changes in fair value of commodity and power risk management contracts as well as unrealized foreign exchange gains and losses that may significantly impact net income (loss) from period to period.
Payout ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout ratio is defined on a percentage basis as dividends declared divided by funds flow from operations.
Management believes that segregating G&A expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not funds flow from operations. Cash and non-cash G&A expenses per boe are calculated by dividing cash and non-cash G&A expenses by production for the period.
OPERATIONAL MEASURES
The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.
Average Steam Oil Ratio ("SOR") measures the average rate of steam required to produce a barrel of bitumen.
These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
CURRENCY
All amounts are stated in Canadian dollars unless otherwise specified.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	4

2016 GUIDANCE
The following table provides a summary of full year 2016 Guidance and actual results for the six months ended June 30, 2016:

	Actual Year to date Jun 30, 2016	Full year 2016 Guidance (1) (2)
Production (boe/d)	59,396	56,000 - 58,000
Capital expenditures ($ millions)	20.7	60 - 70
Royalty expenses (% of sales)	6.3	7 - 8
Operating expenses ($/boe)	12.65	13.50 - 14.25 (3)
Total cash G&A expenses ($/boe)	3.50	2.75 - 3.25

(1)	Per boe estimates based on high and low ends of production Guidance.

(2)	Based on WTI price of U.S.$30/bbl, AECO natural gas price of Cdn$2.40/Mcf and an exchange rate of Cdn$1 = U.S.$0.70.

(3)	Revised from the original 2016 Guidance of $15.25/boe - $16.25/boe.
Year to date 2016 average daily production of 59,396 boe/d was slightly above full year 2016 Guidance. Full year daily production is expected to be within full year 2016 Guidance.
Year to date 2016 capital expenditures amounted to $20.7 million. Full year capital expenditures are anticipated to be within full year 2016 Guidance.
Year to date 2016 royalty expenses as a percentage of sales were below full year 2016 Guidance. Full year royalty expenses as a percentage of sales are anticipated to be within full year 2016 Guidance.
Year to date 2016 operating expenses per boe were below full year 2016 Guidance driven by Pengrowth's ongoing focus on cost reduction efforts. As a result of operating expense savings realized to date, Pengrowth is decreasing its full year operating expense Guidance by approximately $65 million, resulting in full year 2016 Guidance being lowered to a range of $13.50/boe - $14.25/boe.
Year to date 2016 cash G&A expenses per boe were above full year 2016 Guidance primarily due to the mark-to-market impact of the cash-settled Long Term Incentive Plans ("LTIP"). Full year cash G&A expenses per boe are anticipated to be within full year 2016 Guidance.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	5

FINANCIAL HIGHLIGHTS

	Three months ended			Six months ended
($ millions except per boe amounts)	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Production (boe/d)	56,735	62,056	74,113	59,396	71,737
Capital expenditures	12.0	8.7	50.8	20.7	149.2
Funds flow from operations (1)	89.1	106.2	111.5	195.3	224.5
Operating netback ($/boe) (2)	25.46	27.31	23.98	26.44	24.64
Adjusted net income (loss)	(16.5)	0.5	(38.9)	(16.0)	25.9
Net income (loss)	(173.4)	25.0	(134.4)	(148.4)	(294.9)

(1)	Funds flow from operations for the three and six months ended June 30, 2015 excludes $9.8 million and $93.9 million, respectively, related to the settlement of foreign exchange swap contracts.

(2)	Includes realized commodity risk management.
Funds Flow from Operations

($ millions)	Q1/16 vs. Q2/16		% Change	Q2/15 vs. Q2/16		% Change	YTD 2015 vs. 2016		% Change
Funds flow from operations for comparative period (1)	Q1/16	106.2		Q2/15	111.5		YTD 2015	224.5
Increase (decrease) due to:
Volumes		(10.5)	(10)		(53.1)	(47)		(59.8)	(26)
Prices including differentials		33.8	32		(57.7)	(52)		(134.3)	(60)
Realized commodity risk management		(49.9)	(47)		18.0	16		59.3	26
Other income including sulphur		(0.3)	—		(1.9)	(2)		(4.3)	(2)
Royalties		0.3	—		18.7	17		35.4	16
Expenses:
Operating		3.4	3		40.1	36		62.9	28
Cash G&A		(0.2)	—		3.1	3		9.2	4
Interest & financing		0.1	—		1.4	1		(5.4)	(2)
Other - including transportation		6.2	6		9.0	8		7.8	3
Net change		(17.1)	(16)		(22.4)	(20)		(29.2)	(13)
Funds flow from operations	Q2/16	89.1		Q2/16	89.1		YTD 2016	195.3

(1)	Funds flow from operations for the three and six months ended June 30, 2015 excludes $9.8 million and $93.9 million, respectively, related to the settlement of foreign exchange swap contracts.
Pengrowth's second quarter of 2016 funds flow from operations decreased 16 percent from the first quarter of 2016 driven by lower realized commodity risk management gains and lower volumes partly offset by improved oil commodity prices and differentials. Second quarter of 2016 realized commodity risk management gains were $49.9 million lower compared to the first quarter of 2016 primarily due to lower volumes under risk management contracts and an increase in oil benchmark prices used to calculate the settlement amounts of risk management contracts.
Second quarter and year to date 2016 funds flow from operations decreased 20 percent and 13 percent, respectively, compared to the same periods last year primarily due to lower commodity prices and volumes, partly offset by increased realized commodity risk management gains combined with lower royalties, operating and transportation expenses.
Net Income (Loss)
Pengrowth recorded a net loss of $173.4 million in the second quarter of 2016 primarily due to a decrease in fair value of commodity risk management contracts of $224.3 million ($163.6 million after-tax) as a result of the upward movement in the forward curve pricing and actual settlements of contracts. See Changes in Fair Value of Commodity Risk Management Contracts section of this MD&A for more information.
The net loss was $198.4 million and $39.0 million higher in the second quarter of 2016 compared to the first quarter of 2016 and second quarter of 2015, respectively, primarily due to a decrease in fair value of commodity risk management contracts.
The year to date 2016 net loss was $146.5 million lower compared to 2015 primarily due to recording an unrealized foreign exchange gain in 2016 as compared to an unrealized foreign exchange loss in 2015.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	6

Adjusted Net Income (Loss)
Pengrowth reports adjusted net income (loss) to remove the effect of unrealized gains and losses.
The following table provides a reconciliation of net income (loss) to adjusted net income (loss):

	Three months ended			Six months ended
($ millions)	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Net income (loss)	(173.4)	25.0	(134.4)	(148.4)	(294.9)
Exclude non-cash items from net income (loss):
Change in fair value of commodity and power risk management contracts	(223.2)	(10.4)	(137.2)	(233.6)	(205.8)
Unrealized foreign exchange gain (loss) (1)	5.8	32.1	5.1	37.9	(168.9)
Tax effect on non-cash items above	60.5	2.8	36.6	63.3	53.9
Total excluded	(156.9)	24.5	(95.5)	(132.4)	(320.8)
Adjusted net income (loss)	(16.5)	0.5	(38.9)	(16.0)	25.9

(1)	Relates to the foreign denominated debt net of associated foreign exchange risk management contracts.

The following table represents a continuity of adjusted net income (loss):

($ millions)	Q1/16 vs. Q2/16		Q2/15 vs. Q2/16		YTD 2015 vs. 2016
Adjusted net income (loss) for comparative period	Q1/16	0.5	Q2/15	(38.9)	YTD 2015	25.9
Funds flow from operations increase (decrease)		(17.1)		(22.4)		(29.2)
DD&A and accretion expense (increase) decrease		4.4		25.8		43.6
Realized foreign exchange gain on settled FX swaps increase (decrease)		—		(9.8)		(93.9)
Loss on property dispositions (increase) decrease		(10.3)		13.0		8.8
Other		(0.5)		4.2		5.4
Estimated tax on above including tax rate change		6.5		11.6		23.4
Net change		(17.0)		22.4		(41.9)
Adjusted net income (loss)	Q2/16	(16.5)	Q2/16	(16.5)	YTD 2016	(16.0)
Pengrowth posted an adjusted net loss of $16.5 million in the second quarter of 2016 compared to adjusted net income of $0.5 million in the first quarter of 2016. The $17.0 million decrease was primarily due to lower funds flow from operations and a higher loss on disposition of properties, partly offset by lower DD&A expense.
Second quarter of 2016 adjusted net loss of $16.5 million represents a $22.4 million improvement compared to the same period last year primarily due to lower DD&A expense and lower loss on disposition of properties partly offset by lower funds flow from operations and the absence of a realized foreign exchange gain from the settlement of foreign exchange swap contracts.
The year to date 2016 adjusted net loss of $16.0 million was $41.9 million lower than the same period last year, primarily driven by the absence of a realized foreign exchange gain from settlement of U.S. dollar swap contracts in 2015 and lower funds flow from operations, partly offset by lower DD&A expense and a lower loss on disposition of properties.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	7

Sensitivity of Funds Flow from Operations to Commodity Prices
The following table illustrates the sensitivity of funds flow from operations to increases in commodity prices after taking into account Pengrowth’s commodity risk management contracts and outlook on oil differentials. See Note 11 to the June 30, 2016 unaudited Consolidated Financial Statements for more information on Pengrowth's risk management contracts.

				Estimated Impact on 12 Month Funds Flow
COMMODITY PRICE ENVIRONMENT (1)		Assumption	Change	(Cdn$ millions)
West Texas Intermediate Oil (2) (3)	U.S.$/bbl	$48.15	$1.00
Light oil				5.4
Heavy oil				7.3
Oil risk management (4)				(9.1)
NGLs				3.0
Net impact of U.S.$1/bbl increase in WTI				6.6
Oil differentials
Light oil	U.S.$/bbl	$3.46	$1.00	(5.4)
Heavy oil	U.S.$/bbl	$17.67	$1.00	(7.3)
Oil differentials risk management (4)				2.8
Net impact of U.S.$1/bbl increase in differentials				(9.9)
AECO Natural Gas (2) (3)	Cdn$/Mcf	$2.71	$0.10
Natural gas				4.5
Natural gas risk management (4)				(4.0)
Net impact of Cdn$0.10/Mcf increase in AECO				0.5

(1)
Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time. The exchange rate at July 19, 2016 of Cdn$1 = U.S.$0.7682 was used for the 12 month period.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at July 19, 2016 and does not include the impact of commodity risk management contracts.

(3)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

(4)	Includes commodity risk management contracts as at July 19, 2016.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	8

RESULTS OF OPERATIONS
All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest for both operated and non-operated properties unless otherwise stated.
CAPITAL EXPENDITURES

	Three months ended			Six months ended
($ millions)	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Drilling, completions and facilities
Lindbergh (1)	2.7	2.1	28.4	4.8	77.6
Conventional	0.3	1.2	3.7	1.5	41.5
Total drilling, completions and facilities	3.0	3.3	32.1	6.3	119.1
Land & seismic acquisitions (2)	(0.8)	0.2	0.3	(0.6)	0.5
Maintenance capital	9.5	5.1	17.2	14.6	27.5
Development capital	11.7	8.6	49.6	20.3	147.1
Other capital	0.3	0.1	1.2	0.4	2.1
Capital expenditures	12.0	8.7	50.8	20.7	149.2

(1)	Excludes capitalized interest, see Interest and Financing Charges section of the MD&A.

(2)	Seismic acquisitions are net of seismic sales revenue.
Pengrowth continued with its strategy of deferring significant development capital expenditures until a sustained recovery in commodity prices is evident. Second quarter of 2016 capital expenditures were limited to $12.0 million with $2.7 million spent at Lindbergh and the remainder spent on turnaround, safety, integrity, maintenance and enhancement activities at Pengrowth's conventional properties.
Year to date 2016 capital expenditures were $20.7 million with $4.8 million spent at Lindbergh and the remainder spent at Pengrowth's conventional properties, as mentioned above.
Focus Areas
Lindbergh
Pengrowth’s 100 percent owned and operated Lindbergh thermal project is located in the Cold Lake area of Alberta and encompasses 42.5 sections of land. Cost advantages of the Lindbergh resource include enhanced bitumen quality and flow characteristics resulting in an efficient steam oil ratio which translates into a lower operating cost structure and higher netbacks compared to many other thermal projects. The project recycles on site in excess of 95 percent of water used in operations. Commerciality of the first phase of Lindbergh was declared as of April 1, 2015, and the pilot well pairs were redirected to the commercial facility on April 11, 2015. The Environmental Protection and Enhancement Act ("EPEA") application for the Lindbergh expansion to 30,000 bbl/d was approved on May 30, 2016. The Lindbergh project is expected to be developed in stages with the ultimate potential for bitumen production of 40,000 to 50,000 bbl/d. This is expected to be low cost production with low sustaining capital requirements and long reserve life.
The EPEA approval allows Pengrowth to continue to produce phase one above the 12,500 bbl/d nameplate capacity, and provides the opportunity for incremental optimization spending to increase production to approximately 18,000 bbl/d. Engineering work continues on the second phase which, once constructed and commissioned, would allow Pengrowth to take total production to a nameplate capacity of 30,000 bbl/d.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	9

	Three months ended
Average Commodity Prices	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015
WTI oil (U.S.$/bbl)	45.60	33.52	57.96
WCS differential to WTI (U.S.$/bbl)	(13.31)	(14.24)	(11.59)
WCS heavy oil (U.S.$/bbl)	32.29	19.28	46.37
Average exchange rate (Cdn$1 = U.S.$)	0.78	0.73	0.81
WCS heavy oil (Cdn$/bbl)	41.62	26.40	57.00
Lindbergh Heavy Oil Netback (Cdn$/bbl)
Sales, net of diluent cost	33.98	15.32	49.12
Royalties	(0.60)	(0.60)	(1.03)
Operating expenses	(7.81)	(8.81)	(12.66)
Transportation expenses	(2.87)	(2.86)	(4.26)
Lindbergh heavy oil operating netback	22.70	3.05	31.17

Lindbergh Heavy Oil Production (bbl/d)	15,532	15,256	10,930
Average Steam Oil Ratio ("SOR")	2.4	2.3	2.5
Lindbergh generated an operating netback of $22.70/bbl in the second quarter of 2016 up substantially from the prior quarter due to a significant increase in the WCS heavy oil price that followed the increase in the price of WTI, lower WCS differential to WTI, and continued lower operating expenses. The netback above excludes realized commodity risk management gains, which are reported at the corporate level.
Production ramp-up continued in the second quarter of 2016 with average production of 15,532 bbl/d at an average SOR of 2.4. The nameplate capacity of the first commercial phase of Lindbergh is 12,500 bbl/d with a design capacity SOR of 3.6.
Conventional Oil and Gas
Pengrowth’s significant conventional oil and gas portfolio includes a large, contiguous land base in the Greater Olds/Garrington area, encompassing over 480 gross (221 net) sections of land, with opportunities in the Cardium, Viking and Mannville sands as well as in the Mississippian carbonate section. The existing, extensive gathering and processing infrastructure provides an efficient platform for continued development in this area. Pengrowth also controls large light oil accumulations in the Swan Hills area of northern Alberta with low production decline rates and strong cash flow, as well as Montney natural gas opportunities at Groundbirch and Bernadet with potentially significant liquid yield in north eastern British Columbia.
Conventional development continues to be curtailed, with the second quarter of 2016 capital spending of $9.0 million focused on the Olds turnaround, safety, maintenance and integrity of existing assets combined with minor partner operated activity.
PRODUCTION

	Three months ended						Six months ended
Daily production	Jun 30, 2016	% of total	Mar 31, 2016	% of total	Jun 30, 2015	% of total	Jun 30, 2016	% of total	Jun 30, 2015	% of total
Light oil (bbls)	11,747	21	13,396	22	16,766	23	12,572	21	17,765	25
Heavy oil (bbls)	15,502	27	16,448	26	16,804	23	15,975	27	12,484	17
Natural gas liquids (bbls)	7,778	14	8,162	13	8,978	12	7,970	13	8,976	13
Natural gas (Mcf)	130,248	38	144,306	39	189,384	42	137,277	39	195,069	45
Total boe per day	56,735		62,056		74,113		59,396		71,737

Second quarter of 2016 average daily production decreased 5,321 boe/d compared to the first quarter of 2016 mainly due to the absence of volumes from divested properties of approximately 2,300 boe/d combined with the impact of scheduled turnarounds and planned integrity related maintenance activities of approximately 2,200 boe/d. Also contributing to the decrease were the absence of the Sable Offshore Energy Project ("SOEP") condensate shipment and the impact of natural declines.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	10

Second quarter and year to date 2016 average daily production decreased 23 percent and 17 percent, respectively, compared to the same periods in 2015 also due to the absence of volumes from divested properties as well as the impact of scheduled turnarounds, planned integrity related maintenance activities and natural declines. These declines were largely offset by the ramp-up of Lindbergh production in 2016.
Light Oil
Second quarter of 2016 light oil production decreased 12 percent compared to the first quarter of 2016 primarily due to turnaround and planned integrity related maintenance activities at Swan Hills coupled with natural declines.
Second quarter and year to date 2016 light oil production decreased 30 percent and 29 percent, respectively, compared to the same periods last year due to turnaround and planned integrity related maintenance activities at Swan Hills, natural declines and property divestments.
Heavy Oil
Second quarter of 2016 heavy oil production decreased 6 percent compared to the first quarter of 2016 resulting from a property divestment.
Second quarter of 2016 heavy oil production decreased 8 percent compared to the same period last year due to property divestments. This was partially offset by the ramp-up of Lindbergh production, which averaged 15,532 bbl/d in the second quarter of 2016 compared to 10,930 bbl/d in the second quarter of 2015.
Year to date 2016 heavy oil production increased 28 percent compared to 2015 driven by the ramp-up of Lindbergh production partly offset by property divestments.
NGLs
Second quarter of 2016 NGL production decreased 5 percent and 13 percent compared to the first quarter of 2016 and second quarter of 2015, respectively, mainly due to the impact of planned turnarounds and integrity related maintenance activities at Olds and Swan Hills, the absence of the first quarter 2016 SOEP condensate shipment combined with property divestments. These declines were partly offset by higher production resulting from improved ethane recoveries at Garrington and Westward Ho in the second quarter of 2016.
Year to date 2016 NGL production decreased 11 percent compared to the same period last year mainly due to the impact of the turnarounds and integrity related maintenance activities, as well as property divestments partly offset by higher production resulting from improved ethane recoveries at Garrington and Westward Ho.
Natural Gas
Second quarter of 2016 natural gas production decreased 10 percent compared to the first quarter of 2016 primarily due to turnaround and maintenance activities at Olds and Swan Hills combined with property divestments and natural declines.
Second quarter and year to date 2016 natural gas production decreased 31 percent and 30 percent, respectively, compared to the same periods last year. This was primarily due to property divestments in addition to natural declines, turnarounds and maintenance. Approximately 1,000 boe/d of uneconomic natural gas production remained shut-in during the first half of 2016.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	11

COMMODITY PRICES
Oil and Liquids Prices Excluding Realized Commodity Risk Management

	Three months ended			Six months ended
(U.S.$/bbl)	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Average exchange rate (Cdn$1 = U.S.$)	0.78	0.73	0.81	0.75	0.81
Average Benchmark Prices
WTI oil	45.60	33.52	57.96	39.56	53.29
WCS differential to WTI	(13.31)	(14.24)	(11.59)	(13.78)	(13.16)
WCS heavy oil	32.29	19.28	46.37	25.78	40.13

	Three months ended			Six months ended
(Cdn$/bbl)	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Average Benchmark Prices
WTI oil	58.78	45.96	71.24	52.37	65.79
Edmonton par light oil	54.78	40.90	67.73	47.84	59.84
WCS heavy oil	41.62	26.40	57.00	34.01	49.54
Differentials to WTI
Edmonton par	(4.00)	(5.06)	(3.51)	(4.53)	(5.95)
WCS heavy oil	(17.16)	(19.56)	(14.24)	(18.36)	(16.25)
Average Sales Prices
Light oil	52.85	38.56	63.05	45.23	55.79
Heavy oil	34.10	15.63	50.42	24.59	46.20
Natural gas liquids	18.93	18.85	31.33	18.89	28.01
Second quarter of 2016 U.S. dollar WTI prices recovered significantly from the first quarter of 2016 with prices gaining 36 percent, to an average of U.S.$45.60/bbl during the quarter. Year over year, prices continue to lag globally. Second quarter of 2016 average U.S. dollar WTI price was 21 percent below the average for the second quarter of 2015. Year to date 2016 average U.S. dollar WTI price was 26 percent lower than in the same period in 2015.
For Canadian producers, location and quality differentials as well as transportation bottlenecks influence the Canadian crude oil prices received. These differences are reflected by the light oil and heavy oil differentials relative to the U.S. based WTI benchmark and result in Canadian producers receiving discounted prices for their product. During the second quarter of 2016, both heavy and light oil differentials narrowed substantially from the first quarter of 2016 primarily due to Canadian production outages resulting from the wildfires in Fort McMurray. The rise in the U.S. dollar WTI price was partially offset by the stronger Canadian dollar versus the U.S. dollar, resulting in a higher Canadian dollar equivalent crude oil price. As Pengrowth reports its financial results in Canadian dollars, movements in the Canadian dollar versus the U.S. dollar influence the relative Canadian equivalent prices that the Company realizes quarter over quarter. Year over year, actual differentials widened with the benchmark changes, however the movement was partly mitigated by the weaker Canadian dollar.
Excluding realized commodity risk management gains, Pengrowth’s average realized price for light oil increased 37 percent in the second quarter of 2016 compared to the first quarter of 2016, consistent with the gains in benchmark prices. Second quarter of 2016 heavy oil realized pricing increased 118 percent compared to the first quarter of 2016 reflecting the combination of higher benchmark pricing, a narrowing of the heavy oil differentials offset by a stronger Canadian dollar.
Second quarter of 2016 light oil and heavy oil realized pricing decreased 16 percent and 32 percent, respectively, compared to the same period last year reflecting the weaker benchmark pricing.
Year to date 2016 light oil and heavy oil realized prices were down 19 percent and 47 percent, respectively, compared to the same period in 2015. Weaker benchmark prices partly offset by the impact of a weaker Canadian dollar and a narrowing of the light oil differential were the primary drivers behind the lower prices for light oil. For heavy oil, weaker

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	12

benchmark prices coupled with a widening of the heavy oil differential offset by a weaker Canadian dollar were the drivers behind the weaker year to date 2016 prices compared to 2015.
Sales of natural gas liquids (NGLs) primarily comprise propane, butane, pentane and condensate. Price realizations for NGLs in the second quarter of 2016 were essentially unchanged from the first quarter of 2016 and were 40 percent lower compared to the second quarter of 2015. An over-supply of product within North America continues to hamper NGL pricing, resulting in prices lagging the moves in the oil benchmark prices. Year to date 2016 realized NGL prices also reflected the changes in the benchmark prices, with 2016 year to date realized prices being 33 percent lower compared to the same period in 2015.
Natural Gas Prices Excluding Realized Commodity Risk Management

	Three months ended			Six months ended
(Cdn$)	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Average Benchmark Prices
NYMEX gas (per MMBtu)	2.89	2.74	3.37	2.81	3.43
AECO monthly gas (per MMBtu)	1.25	2.11	2.67	1.68	2.81
Differential to NYMEX
AECO differential (per MMBtu)	(1.64)	(0.63)	(0.70)	(1.13)	(0.62)
Average Sales Price
Natural gas (per Mcf) (1)	1.51	2.15	2.77	1.85	3.21

(1)	Average sales prices are recorded in Mcf to reflect the volumetric reporting standard for Pengrowth's natural gas.
The U.S. based NYMEX natural gas price increased marginally during the second quarter of 2016 as modest improvements in the supply/demand fundamentals late in the quarter in the U.S. contributed to the price increase. Second quarter of 2016 NYMEX gas price averaged Cdn$2.89/MMBtu, an increase of 5 percent compared to the first quarter of 2016. Despite the improvement in price from the first quarter, second quarter and year to date 2016 prices were lower by 14 percent and 18 percent compared to the same periods in 2015, respectively. The lower prices were primarily a function of weaker demand coupled with an oversupply of natural gas across much of North America.
Although in the second quarter of 2016 U.S. NYMEX price increased marginally, Western Canadian natural gas prices declined substantially in the quarter. AECO monthly gas price in the second quarter averaged Cdn$1.25/MMBtu, representing a decline of 41 percent compared to the first quarter of 2016. Transportation issues and lack of take-away capacity from the major producing centers in British Columbia, coupled with record inventories and lost consumption in oil sands operations due to the Fort McMurray fires in Alberta resulted in significant discounts for Western Canadian natural gas compared to U.S. natural gas. These factors caused the discount to widen by over 160 percent to an average of $1.64/MMBtu in the second quarter of 2016 compared to the first quarter of 2016. Second quarter and year to date 2016 AECO monthly gas prices declined by 53 percent and 40 percent, respectively, compared the same periods in 2015, as a result of the issues mentioned above.
The price realized by the Company for natural gas production from Western Canada is primarily determined by the AECO benchmark and based on Canadian fundamentals. Pengrowth’s second quarter of 2016 average sales price for natural gas, before the impacts of commodity risk management activities, declined 30 percent from the first quarter of 2016 reflecting the weaker benchmark pricing and significant widening of the AECO price differential compared to NYMEX. The weakness in pricing resulted in Pengrowth reporting a negative netback for its natural gas, excluding the impacts of the Company’s risk management activities. After taking into effect the gains from the risk management program, the Company’s natural gas netback would have been $0.56/Mcf in the second quarter of 2016.
Second quarter and year to date 2016 natural gas realized prices were lower by 45 percent and 42 percent, respectively, compared to the same periods last year, primarily due to the reasons mentioned above. Pengrowth sells its natural gas at several different sales points in addition to AECO monthly which can result in a significant variance between Pengrowth's realized natural gas price and the benchmark prices for the same period.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	13

Total Average Sales Prices

	Three months ended			Six months ended
($/boe)	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Average sales price	26.32	19.94	36.58	22.99	34.09
Other production income including sulphur	0.25	0.28	0.47	0.27	0.55
Total oil and gas sales price	26.57	20.22	37.05	23.26	34.64
Realized commodity risk management gain (loss)	14.93	22.49	8.77	18.88	11.15
Total oil and gas sales price including realized commodity risk management	41.50	42.71	45.82	42.14	45.79

Pengrowth’s second quarter of 2016 average realized sales price, before the effects of commodity risk management activities, of $26.32/boe increased 32 percent from the first quarter of 2016 reflecting the increase in the oil benchmarks. Second quarter and year to date 2016 average realized sales price, before the effects of commodity risk management activities, declined 28 percent and 33 percent, respectively, compared to the same periods last year reflecting the 2016 declines in benchmark pricing relative to 2015.
Pengrowth retains significant risk management contracts for crude oil and natural gas which provide support to cash flows and mitigate the impacts of lower benchmark prices.
Realized Commodity Risk Management Gains (Losses)

	Three months ended			Six months ended
($ millions except per unit amounts)	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Oil risk management gain (loss)	54.6	111.5	50.1	166.1	129.5
$/bbl (1)	22.02	41.06	16.40	31.97	23.65
Natural gas risk management gain (loss)	22.5	15.5	9.0	38.0	15.3
$/Mcf	1.90	1.18	0.52	1.52	0.43
Total realized commodity risk management gain (loss)	77.1	127.0	59.1	204.1	144.8
$/boe	14.93	22.49	8.77	18.88	11.15

(1)	Includes light and heavy oil.
Pengrowth has an active commodity risk management program which primarily uses forward price swaps to manage the exposure to commodity price fluctuations and provide a measure of stability and predictability to cash flows. Changes in the business environment are regularly monitored by management and the Board of Directors to ensure that Pengrowth's active risk management program is adequate and aligned with the long term strategic goals of the Corporation. In addition to forward price swaps, Pengrowth also manages a part of its exposure to Canadian oil price differentials using financial swaps.
Realized commodity risk management gains and losses vary from period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the benchmark pricing for the commodities under risk management contracts. Realized losses result when the average fixed risk management contracted prices are lower than the benchmark prices, while realized gains are recorded when the average fixed risk management contracted prices are higher than the benchmark prices at settlement. Realized gains and losses directly impact cash flow for the period.
A realized commodity risk management gain of $77.1 million or $14.93/boe was recorded in the second quarter of 2016, compared to a gain of $127.0 million or $22.49/boe in the first quarter of 2016. The lower realized gain in the second quarter of 2016 was primarily due to an increase in benchmark prices for oil combined with lower volumes under risk management.
Second quarter and year to date 2016 realized risk management gains increased $18.0 million and $59.3 million, respectively, from the same periods in 2015, mainly due to lower benchmark prices for oil and natural gas during the first half of 2016.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	14

Changes in Fair Value of Commodity Risk Management Contracts

	Three months ended			Six months ended
($ millions)	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Fair value of commodity risk management assets (liabilities) at period end	136.0	360.3	214.7	136.0	214.7
Less: Fair value of commodity risk management assets (liabilities) at beginning of period	360.3	370.5	354.3	370.5	421.1
Increase (decrease) in fair value of commodity risk management contracts for the period	(224.3)	(10.2)	(139.6)	(234.5)	(206.4)
Changes in fair value of commodity risk management contracts vary period to period and are a function of the volumes under risk management contracts, actual settlements of risk management contracts during the period, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contracts at the end of the period. A decrease in fair value of commodity risk management contracts occurs when the forward price curve moves higher in relation to the fixed price, with the magnitude of the change being proportional to the movement in the forward price curve. An increase in fair value of commodity risk management contracts occurs when the forward price curve moves lower in relation to the fixed price, with the magnitude of the change being proportional to the movement in the forward price curve. Changes in fair value of commodity risk management contracts are also affected by the change in volumes under risk management in the period. Changes in fair value of commodity risk management contracts are reported on the Consolidated Statements of Income (Loss) and do not impact cash flow for the period.
Pengrowth recorded a decrease in fair value of commodity risk management contracts of $224.3 million in the second quarter of 2016 as fair value of commodity risk management assets decreased at June 30, 2016 relative to March 31, 2016. The assets decreased at June 30, 2016 primarily as a result of the upward movement in the forward curve pricing and actual settlements of contracts, or realized commodity risk management gains, of $77.1 million in the second quarter of 2016.
The fair value of commodity risk management assets decreased $234.5 million at June 30, 2016 relative to December 31, 2015 mainly as a result of actual settlements of contracts, or realized commodity risk management gains, of $204.1 million in the first half of 2016 and the upward movement in the forward curve pricing.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	15

Forward Contracts - Commodity and Power Risk Management
Pengrowth uses primarily crude oil and natural gas swaps to manage its exposure to commodity price fluctuations. In addition, financial and physical contracts are sometimes used to manage oil price differentials. These contracts, as well as the power risk management contracts in place at June 30, 2016, are summarized in the following table:

Crude Oil Swaps
Reference point	Remaining Term	Volume (bbl/d)	% of total 2016 oil production Guidance (1)	Price/bbl ($Cdn) (2)
WTI	Jul 1, 2016 - Dec 31, 2016	23,250	82%	83.44
WTI	2017	15,000	53%	65.50
WTI	2018	5,500	19%	80.49
Crude Oil Differential Swaps
Reference point	Remaining Term	Volume (bbl/d)	% of total 2016 oil production Guidance (1)	Price/bbl ($Cdn)
Edmonton Light Sweet	Jul 1, 2016 - Dec 31, 2016	7,000	25%	Cdn WTI less $6.85
Western Canada Select	Jul 1, 2016 - Dec 31, 2016	8,000	28%	Cdn WTI less $18.32
Natural Gas Swaps
Reference point	Remaining Term	Volume (MMBtu/d)	% of 2016 natural gas production Guidance	Price/MMBtu ($Cdn)
AECO	Jul 1, 2016 - Dec 31, 2016	124,401	96%	3.26
AECO	2017	90,594	70%	3.47
AECO	2018	66,347	51%	3.59
AECO	2019	2,370	2%	3.52
Power
Reference point	Remaining Term	Volume (MW)	% of estimated power purchases	Price/MWh ($Cdn)
AESO	Jul 1, 2016 - Dec 31, 2016	20	32%	44.13

(1)	Includes light and heavy crude oil.

(2)	WTI $U.S. contracts were converted at the period end exchange rate.
As a result of the 2015 divestment program, 2016 natural gas risk management contracts represent over 90 percent of 2016 production Guidance. Exceeding the 90 percent limit has been approved by Pengrowth's Board.
See the Commodity Price Contracts section in Note 11 to the June 30, 2016 unaudited Consolidated Financial Statements for more information.
Commodity Price Sensitivity on Risk Management Contracts as at June 30, 2016

($ millions)
Oil swaps	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	(11.7)	11.7
Oil differentials	Cdn$1 decrease in future oil differential	Cdn$1 increase in future oil differential
Increase (decrease) to fair value of financial differential risk management contracts	(2.8)	2.8
Natural gas swaps	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	(20.1)	20.1
The changes in fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Consolidated Statements of Income (Loss) during the period. The effect on cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	16

If each commodity risk management contract were to have settled at June 30, 2016, revenue and cash flow would have been $136.0 million higher than if the risk management contracts were not in place based on the estimated fair value of the risk management contracts at period end. The $136.0 million is composed of net assets of $96.2 million relating to risk management contracts expiring within one year and assets of $39.8 million relating to risk management contracts expiring beyond one year.
Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Consolidated Balance Sheets at their fair value and recognizes changes in fair value of commodity risk management contracts on the Consolidated Statements of Income (Loss). The volatility in net income (loss) will continue to the extent that the fair value of the commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s cash flow until realized.
Realized commodity risk management gains (losses) on crude oil and natural gas contracts are recorded separately on the Consolidated Statements of Income (Loss) and impact cash flow at that time. Realized risk management gains (losses) on power contracts are recorded in operating expenses and the unrealized amounts are recorded in other (income) expense.
Given the low commodity price environment and Pengrowth's level of debt, the Board of Directors approved a one time measure on September 18, 2015 which allows for up to 90 percent of estimated production to be under risk management until December 31, 2018. After December 31, 2018, the 90 percent limit is expected to revert to the previous limit of 65 percent for a rolling 1 to 24 month period, 50 percent for a rolling 25 to 48 month period, and 25 percent for a rolling 49 to 60 month period.
As at June 30, 2016, Pengrowth's Board has authorized it to sell forward its production and purchase risk management contracts by product volume or power purchases as follows:

Forward Period	Percent of Estimated Production	Forward Period	Percent of Estimated Power Purchases
1 - 30 Months	Up to 90%	1 - 24 Months	Up to 80%
31 - 48 Months	Up to 50%	25 - 36 Months	Up to 50%
49 - 60 Months	Up to 25%	37 - 60 Months	Up to 25%
OIL AND GAS SALES EXCLUDING REALIZED COMMODITY RISK MANAGEMENT
Oil and Gas Sales Contribution Analysis
The following table shows the contribution of each product category to oil and gas sales:

	Three months ended						Six months ended
($ millions except percentages)	Jun 30, 2016	% of total	Mar 31, 2016	% of total	Jun 30, 2015	% of total	Jun 30, 2016	% of total	Jun 30, 2015	% of total
Light oil	56.5	41	47.0	41	96.2	39	103.5	41	179.4	40
Heavy oil	48.1	35	23.4	21	77.1	31	71.5	29	104.4	23
Natural gas liquids	13.4	10	14.0	12	25.6	10	27.4	11	45.5	10
Natural gas	17.9	13	28.2	25	47.8	19	46.1	18	113.3	25
Other income including sulphur	1.3	1	1.6	1	3.2	1	2.9	1	7.2	2
Total oil and gas sales (1)	137.2		114.2		249.9		251.4		449.8

(1)	Excludes realized commodity risk management.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	17

Price and Volume Analysis
Quarter ended June 30, 2016 versus Quarter ended March 31, 2016
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Quarter ended March 31, 2016 (1)	47.0	23.4	14.0	28.2	1.6	114.2
Effect of change in product prices and differentials	15.3	26.0	0.1	(7.6)	—	33.8
Effect of change in sales volumes	(5.8)	(1.3)	(0.7)	(2.7)	—	(10.5)
Other	—	—	—	—	(0.3)	(0.3)
Quarter ended June 30, 2016 (1)	56.5	48.1	13.4	17.9	1.3	137.2

(1)	Excludes realized commodity risk management.

(2)	Primarily sulphur sales.
Light oil sales increased 20 percent in the second quarter of 2016 compared to the first quarter of 2016 driven by a 34 percent increase in the Edmonton par light oil benchmark price, partially offset by lower light oil sales volumes. Second quarter of 2016 heavy oil sales increased 106 percent primarily due to a 58 percent increase in the WCS heavy oil benchmark price. NGL sales decreased 4 percent from the first quarter of 2016 due to a decline in sales volumes. Natural gas sales decreased 37 percent, compared to the first quarter of 2016 driven by lower natural gas benchmark prices and lower sales volumes.
Quarter ended June 30, 2016 versus Quarter ended June 30, 2015
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Quarter ended June 30, 2015 (1)	96.2	77.1	25.6	47.8	3.2	249.9
Effect of change in product prices and differentials	(10.9)	(23.0)	(8.8)	(15.0)	—	(57.7)
Effect of change in sales volumes	(28.8)	(6.0)	(3.4)	(14.9)	—	(53.1)
Other	—	—	—	—	(1.9)	(1.9)
Quarter ended June 30, 2016 (1)	56.5	48.1	13.4	17.9	1.3	137.2

(1)	Excludes realized commodity risk management.

(2)	Primarily sulphur sales.
Light oil sales decreased 41 percent in the second quarter of 2016 compared to the same period in 2015 mainly due to lower light oil sales volumes combined with a 19 percent decrease in the Edmonton par light oil benchmark price. Second quarter of 2016 heavy oil sales decreased 38 percent compared to the same period last year resulting from lower sales volumes due to property dispositions combined with a 27 percent decrease in the WCS heavy oil benchmark price. NGL sales decreased 48 percent also driven by the impact of lower commodity prices and lower volumes. Natural gas sales decreased 63 percent due to both significantly lower natural gas benchmark prices and lower natural gas sales volumes.
Six Months ended June 30, 2016 versus Six Months ended June 30, 2015
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Six months ended June 30, 2015 (1)	179.4	104.4	45.5	113.3	7.2	449.8
Effect of change in product prices and differentials	(24.2)	(62.8)	(13.2)	(34.1)	—	(134.3)
Effect of change in sales volumes	(51.7)	29.9	(4.9)	(33.1)	—	(59.8)
Other	—	—	—	—	(4.3)	(4.3)
Six months ended June 30, 2016 (1)	103.5	71.5	27.4	46.1	2.9	251.4

(1)	Excludes realized commodity risk management.

(2)	Primarily sulphur sales.
Year to date 2016 light oil sales decreased 42 percent compared to the same period in 2015 resulting from lower light oil sales volumes combined with a 20 percent decrease in the Edmonton par light oil benchmark price. Heavy oil sales decreased 32 percent resulting from a 31 percent decrease in the WCS heavy oil benchmark price partly offset by

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	18

ramp up of the Lindbergh production volumes. NGL sales decreased 40 percent driven by the impact of lower commodity prices and lower sales volumes. Natural gas sales decreased 59 percent due to significantly lower natural gas benchmark prices relative to 2015 and lower sales volumes.
ROYALTY EXPENSES

($ millions except per boe amounts and percentages)	Three months ended			Six months ended
	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Royalty expenses	7.8	8.1	26.5	15.9	51.3
$/boe	1.51	1.43	3.93	1.47	3.95
Royalties as a percent of oil and gas sales (%) (1)	5.7	7.1	10.6	6.3	11.4

(1)	Excludes realized commodity risk management.
Royalties include Crown, freehold, overriding royalties and mineral taxes. Lindbergh Phase 1 royalties are also incorporated as of April 1, 2015, that being the date that commerciality was declared.
The applicable Lindbergh Phase 1 royalty rates are price sensitive and they change depending on whether the project is pre-payout or post-payout. The Lindbergh Phase 1 project is currently in pre-payout. The project will reach payout when its cumulative revenues exceed its cumulative eligible costs. The royalty rate applicable to the pre-payout Lindbergh Phase 1 project varies from 1 percent when the monthly Cdn$ equivalent WTI price is less than or equal to $55/bbl to 9 percent when the Cdn$ equivalent WTI price is in excess of $120/bbl.
Second quarter of 2016 royalties as a percentage of sales decreased to 5.7 percent from 7.1 percent in the first quarter of 2016 driven by a downward impact of lower natural gas prices on royalty rates in addition to a favourable prior year SOEP royalty true-up. Partially offsetting this was an unfavourable thirteenth month adjustment relating to Gas Cost Allowance ("GCA") recorded in the second quarter of 2016.
Second quarter and year to date 2016 royalties as a percentage of sales decreased to 5.7 percent and 6.3 percent, respectively, from 10.6 percent and 11.4 percent in 2015 impacted by lower commodity prices in 2016, favourable prior year adjustments as well as inclusion of the Lindbergh Phase 1 royalties as of April 1, 2015 partly offset by the unfavourable thirteenth month GCA adjustment.
OPERATING EXPENSES

($ millions except per boe amounts)	Three months ended			Six months ended
	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Operating expenses	66.7	70.1	106.8	136.8	199.7
$/boe	12.92	12.41	15.83	12.65	15.38
Second quarter of 2016 operating expenses decreased $3.4 million or 5 percent compared to the first quarter of 2016 primarily due to the absence of operating expenses related to divested properties, lower utility costs and lower activity and third party service rates. These decreases were partly offset by second quarter scheduled turnaround costs at Olds which increased the operating costs on a per boe basis due to lower production volumes in the second quarter of 2016.
Second quarter and year to date 2016 operating expenses decreased $40.1 million or 38 percent and $62.9 million or 31 percent, respectively, compared to the same periods in 2015. This was due to the absence of expenses related to divested properties and lower utility costs combined with reduced activity and third party service rates. Partly offsetting these decreases were six months of Lindbergh Phase 1 operating expenses in year to date 2016 compared to only three months of Lindbergh Phase 1 operating expenses in the same period in 2015, as commerciality of Lindbergh Phase 1 was declared on April 1, 2015. On a per boe basis, second quarter and year to date 2016 operating expenses decreased $2.91/boe and $2.73/boe, respectively, compared to the same periods last year due to the impact of lower costs noted above and inclusion of Lindbergh Phase 1 operating expenses which are lower than Pengrowth's average per boe operating expenses.
Year to date 2016 operating expenses per boe were below full year 2016 Guidance driven by Pengrowth's ongoing focus on cost reduction efforts. As a result of operating expense savings realized to date, Pengrowth is decreasing its full year operating expense Guidance by approximately $65 million, resulting in full year 2016 Guidance being lowered to a range of $13.50/boe - $14.25/boe.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	19

TRANSPORTATION EXPENSES

($ millions except per boe amounts)	Three months ended			Six months ended
	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Transportation expenses	8.3	8.8	14.0	17.1	23.6
$/boe	1.61	1.56	2.08	1.58	1.82
Second quarter of 2016 transportation expenses were relatively unchanged from the first quarter of 2016.
Second quarter and year to date 2016 transportation expenses decreased $5.7 million and $6.5 million, respectively, compared to the same periods last year due to the absence of costs related to direct marketing and delivery of natural gas volumes to the Chicago sales point combined with lower trucking expenses. These decreases were partly offset by incremental Lindbergh Phase 1 production transportation expenses.
On a per boe basis, second quarter of 2016 transportation expenses remained relatively unchanged compared to the first quarter of 2016. Second quarter and year to date 2016 transportation expenses per boe decreased $0.47/boe and $0.24/boe, respectively, compared to the same periods last year driven by lower transportation expenses, as described above, partly offset by lower production volumes in 2016.
Pengrowth incurs transportation expenses for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth also incurs transportation expenses on its oil and NGL production including sales product trucking costs and pipeline costs up to the custody transfer point. As at June 30, 2016, Pengrowth has elected to sell approximately 79 percent of its production at market points beyond the wellhead, incurring transportation costs prior to custody transfer points. The transportation expenses are dependent upon third party rates and the distance the product travels prior to changing ownership or custody.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	20

OPERATING NETBACKS
Pengrowth’s operating netbacks have been calculated by taking balances directly from the Consolidated Statements of Income (Loss) and dividing by production for the period. Certain assumptions have been made in allocating operating expenses and royalty injection credits between products. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures.

Combined Netback Including Realized Commodity Risk Management ($/boe) (1)	Three months ended			Six months ended
	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Oil & gas sales (includes other income)	26.57	20.22	37.05	23.26	34.64
Royalties	(1.51)	(1.43)	(3.93)	(1.47)	(3.95)
Operating expenses	(12.92)	(12.41)	(15.83)	(12.65)	(15.38)
Transportation expenses	(1.61)	(1.56)	(2.08)	(1.58)	(1.82)
Operating netback before realized commodity risk management	10.53	4.82	15.21	7.56	13.49
Realized commodity risk management	14.93	22.49	8.77	18.88	11.15
Operating netback	25.46	27.31	23.98	26.44	24.64

Light Oil Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	52.85	38.56	63.05	45.23	55.79
Royalties	(4.37)	(3.59)	(6.68)	(3.95)	(7.47)
Operating expenses	(12.82)	(15.49)	(21.03)	(14.73)	(18.17)
Transportation expenses	(1.42)	(1.13)	(2.07)	(1.27)	(2.10)
Light oil operating netback	34.24	18.35	33.27	25.28	28.05
Heavy Oil Netback Excluding Realized Commodity Risk Management ($/bbl) (1)
Sales	34.10	15.63	50.42	24.59	46.20
Royalties (2)	0.03	(0.74)	(2.09)	(0.36)	(2.81)
Operating expenses	(7.91)	(10.19)	(14.86)	(8.83)	(15.99)
Transportation expenses	(2.93)	(2.83)	(3.11)	(2.88)	(2.60)
Heavy oil operating netback	23.29	1.87	30.36	12.52	24.80
NGLs Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	18.93	18.85	31.33	18.89	28.01
Royalties	(4.43)	(5.07)	(13.71)	(4.76)	(10.97)
Operating expenses	(15.17)	(13.65)	(16.18)	(14.12)	(15.29)
NGLs operating netback	(0.67)	0.13	1.44	0.01	1.75
Natural Gas Netback Excluding Realized Commodity Risk Management ($/Mcf)
Sales	1.51	2.15	2.77	1.85	3.21
Royalties (3)	—	0.08	(0.11)	0.05	(0.09)
Operating expenses	(2.62)	(1.97)	(2.25)	(2.28)	(2.27)
Transportation expenses	(0.23)	(0.24)	(0.35)	(0.23)	(0.31)
Natural gas operating netback ($/Mcf)	(1.34)	0.02	0.06	(0.61)	0.54
Natural gas operating netback ($/boe)	(8.04)	0.12	0.36	(3.66)	3.24
CONTRIBUTION BASED ON OPERATING NETBACKS
Light oil	69%	88%	51%	73%	54%
Heavy oil	62%	11%	47%	46%	33%
Natural gas liquids	(1)%	—%	1%	—%	2%
Natural gas	(30)%	1%	1%	(19)%	11%

(1)	Includes Lindbergh operating results as of April1, 2015.

(2)	Second quarter of 2016 includes a favourable adjustment relating to a prior year enhanced oil recovery incentive.

(3)	Second quarter of 2016 includes a favourable 2015 SOEP royalty true-up. First quarter of 2016 natural gas royalties include a favourable prior period freehold mineral tax adjustment.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	21

Pengrowth realized an operating netback, including commodity risk management, of $25.46/boe in the second quarter of 2016 representing a 7 percent decrease compared to the first quarter of 2016 primarily due to lower realized risk management gains.
Second quarter and year to date 2016 operating netback increased 6 percent and 7 percent, respectively, compared to the same periods last year primarily a result of lower royalties and operating expenses. This was partly offset by lower realized pricing which was mostly mitigated by realized commodity risk management gains.
GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Six months ended
($ millions)	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Cash G&A before share based compensation expense (1)	16.8	16.8	22.3	33.6	46.3

Share based compensation expense (1):
Cash-settled share based compensation	2.2	2.0	(0.2)	4.2	0.7
Share-settled share based compensation	2.8	3.7	4.6	6.5	9.0
Total share based compensation expense	5.0	5.7	4.4	10.7	9.7
Total G&A (1)	21.8	22.5	26.7	44.3	56.0

($ millions except per boe amounts)
Cash G&A expenses (1)	19.0	18.8	22.1	37.8	47.0
$/boe	3.68	3.33	3.28	3.50	3.62
Non-cash G&A expenses (1)	2.8	3.7	4.6	6.5	9.0
$/boe	0.54	0.65	0.68	0.60	0.69
Total G&A (1)	21.8	22.5	26.7	44.3	56.0
$/boe	4.22	3.98	3.96	4.10	4.31

(1)	Net of recoveries and capitalization, as applicable.
Second quarter of 2016 cash G&A expenses of $19.0 million remained relatively unchanged compared to the first quarter of 2016.
Second quarter and year to date 2016 cash G&A expenses decreased $3.1 million or 14 percent and $9.2 million or 20 percent, respectively, compared to the same periods last year primarily due to lower personnel costs, resulting from significant staff reductions in the second half of 2015, combined with lower professional services, IT and office expenses. These decreases were partly offset by lower recoveries and an increase in the cash-settled share based compensation expense in 2016. The increase in the cash-settled share based compensation expense was due to timing of expensing of the annual grants and the mark-to-market impact of the increase in Pengrowth's share price. The June 30, 2016 closing share price increased 39 percent relative to March 31, 2016 and 131 percent relative to December 31, 2015, driving the reported cash-settled share based compensation expense up. However, no cash outlay will be made until the actual exercise. See Note 8 to the June 30, 2016 unaudited Consolidated Financial Statements for additional information on Pengrowth's cash-settled LTIP. The compensation costs associated with these plans are expensed over the applicable vesting periods.
Commencing in 2016, certain employees receive cash-settled LTIP in place of previously received share-settled LTIP. Cash-settled LTIP entitles the holder to a cash payment equivalent to the value of a number of Common Shares (including the reinvestment of deemed dividends, as applicable) which vest evenly over a period of three years or less.
On a per boe basis, second quarter of 2016 cash G&A expenses increased $0.35/boe and $0.40/ boe compared to the first quarter of 2016 and second quarter of 2015, respectively, mainly as a result of lower production volumes in the second quarter of 2016. Year to date 2016 cash G&A per boe decreased $0.12/boe driven by lower expenses partly offset by lower production volumes in 2016.
The non-cash component of G&A represents the compensation expenses associated with Pengrowth’s share-settled LTIP. See Note 8 to the June 30, 2016 unaudited Consolidated Financial Statements for additional information on

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	22

Pengrowth's share-settled LTIP. The compensation costs associated with these plans are expensed over the applicable vesting periods.
Second quarter of 2016 non-cash G&A expenses decreased $0.9 million and $1.8 million compared to the first quarter of 2016 and second quarter of 2015, respectively, primarily due to lower share-settled grants and lower performance factors in 2016. Similarly, year to date 2016 non-cash G&A expenses decreased $2.5 million or 28 percent compared to 2015 due to lower share-settled grants and lower performance factors in 2016 combined with higher forfeiture rates related to 2015 staff reductions.
During the six months ended June 30, 2016, $1.5 million (June 30, 2015 - $5.9 million) of directly attributable G&A costs were capitalized to Property, Plant and Equipment ("PP&E").
DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended			Six months ended
($ millions except per boe amounts)	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Depletion, depreciation and amortization	91.3	95.6	116.7	186.9	229.6
$/boe	17.68	16.93	17.30	17.29	17.68
Accretion	3.9	4.0	4.3	7.9	8.8
$/boe	0.76	0.71	0.64	0.73	0.68
Second quarter of 2016 DD&A expense decreased $4.3 million compared to the first quarter of 2016 primarily due to lower production volumes in the second quarter of 2016. However, on a per boe basis, second quarter of 2016 DD&A increased $0.75/boe compared to the first quarter of 2016 primarily driven by a higher unit of production rate as the ARO discount rate revision resulted in an increase in PP&E base.
Second quarter and year to date 2016 DD&A expense decreased $25.4 million and $42.7 million compared to the same periods last year, respectively, due to lower net book values resulting from 2015 PP&E impairment charges combined with the absence of depletion related to divested properties.
Second quarter of 2016 ARO accretion expense remained relatively unchanged compared to the first quarter of 2016. Second quarter and year to date 2016 accretion expense decreased $0.4 million and $0.9 million compared to the same periods last year, respectively, resulting primarily from lower discount rates.
INTEREST AND FINANCING CHARGES

	Three months ended			Six months ended
($ millions)	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Interest and financing charges	27.1	27.3	28.4	54.4	58.5
Capitalized interest	(0.7)	(0.8)	(0.6)	(1.5)	(11.0)
Total interest and financing charges	26.4	26.5	27.8	52.9	47.5
At June 30, 2016, Pengrowth had approximately $1.6 billion in total debt before working capital, composed of $1.5 billion of fixed rate debt (March 31, 2016 - $1.5 billion; June 30, 2015 - $1.6 billion), no credit facility borrowings (March 31, 2016 - minimal; June 30, 2015 - $0.3 billion) and $0.1 billion of convertible debentures (March 31, 2016 - $0.1 billion; June 30, 2015 - $0.1 billion). Total fixed rate debt consists primarily of U.S. dollar denominated notes at a weighted average interest rate of 5.8 percent. The convertible debentures have a 6.25 percent coupon.
Second quarter of 2016 interest and financing charges, before capitalized interest, remained relatively unchanged compared to the first quarter of 2016.
Second quarter and year to date 2016 interest and financing charges, before capitalized interest, decreased $1.3 million and $4.1 million compared to the same periods in 2015, respectively. This is mainly due to lower borrowings on the credit facilities in the first half of 2016, resulting from utilization of disposition proceeds, and the absence of interest relating to the U.K. term debt repaid on December 1, 2015 combined with the gain on redemption of convertible debentures. These decreases were partly offset by higher Canadian equivalent interest expense on U.S. term debt, resulting from the weaker average Canadian Dollar and additional financing charges related to the finance lease of the co-generation facilities at Lindbergh, discussed in the Acquisitions and Dispositions section of the MD&A.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	23

Following declaration of commerciality at the Lindbergh project on April 1, 2015, Pengrowth ceased capitalizing interest on the first commercial phase of the project. In accordance with IFRS, interest is capitalized for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the six months ended June 30, 2016, $1.5 million (June 30, 2015 - $11.0 million) of interest was capitalized on the Lindbergh project to PP&E using Pengrowth's weighted average cost of debt of 5.7 percent (June 30, 2015 - 5.4 percent).
TAXES
Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a deferred tax recovery of $66.4 million in the second quarter of 2016, compared to deferred tax recoveries of $2.2 million and $30.9 million in the first quarter of 2016 and the second quarter of 2015, respectively. This is primarily due to temporary differences related to a decrease in fair value of commodity risk management contracts in the second quarter of 2016.
See Note 6 to the June 30, 2016 unaudited Consolidated Financial Statements for additional information.
FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended			Six months ended
($ millions)	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Currency exchange rate (Cdn$1 = U.S.$) at period end	0.77	0.77	0.80	0.77	0.80
Unrealized foreign exchange gain (loss) on U.S. dollar denominated debt (1)	7.3	97.1	24.1	104.4	(102.3)
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt (1)	2.2	2.6	(5.4)	4.8	(10.1)
Total unrealized foreign exchange gain (loss) from translation of foreign denominated debt	9.5	99.7	18.7	109.2	(112.4)
Unrealized gain (loss) on U.S. foreign exchange risk management contracts	(1.6)	(65.2)	(19.0)	(66.8)	(65.9)
Unrealized gain (loss) on U.K. foreign exchange risk management contracts	(2.1)	(2.4)	5.4	(4.5)	9.4
Total unrealized gain (loss) on foreign exchange risk management contracts	(3.7)	(67.6)	(13.6)	(71.3)	(56.5)
Net unrealized foreign exchange gain (loss)	5.8	32.1	5.1	37.9	(168.9)
Net realized foreign exchange gain (loss) (2)	0.7	(1.5)	9.2	(0.8)	91.8

(1)	Includes both principal and interest.

(2)	Three and six months ended June 30, 2015 amounts include gains of $9.8 million and $93.9 million, respectively, from settlement of foreign exchange swap contracts.
As 90 percent of Pengrowth’s senior debt before working capital is denominated in foreign currencies at June 30, 2016, the majority of Pengrowth’s unrealized foreign exchange gains and losses are attributable to the translation of this debt into Canadian dollars and changes in the fair value of the related foreign exchange swap contracts Pengrowth employs to manage this risk.
The gains or losses on foreign debt principal restatement each period are calculated by comparing the translated Canadian dollar balance of foreign currency denominated long term debt from one period to another. The magnitude of the gains and losses is proportionate to the magnitude of the exchange rate fluctuation between the opening and closing rates for the respective periods and the amount of debt denominated in a foreign currency.
U.S. Swap Contracts
Pengrowth holds a series of swap contracts which were transacted in order to fix the foreign exchange rate on a portion of principal for Pengrowth’s U.S. dollar denominated term debt. The swaps partially offset foreign exchange gains/losses on U.S. dollar denominated debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt.
At June 30, 2016, Pengrowth held a total of U.S.$920.0 million in foreign exchange swap contracts at a weighted average fixed rate of U.S.$0.78 per Cdn$1.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	24

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate (Cdn$1 = U.S.$)
Swap	July 2017	400.0	400.0	100%	0.79
Swap	August 2018	265.0	265.0	100%	0.78
Swap	October 2019	35.0	35.0	100%	0.78
Swap	May 2020	115.5	115.0	100%	0.78
Swap	October 2022	105.0	105.0	100%	0.77
No contracts	October 2024	195.0	—	—%	—
		1,115.5	920.0	82%
At June 30, 2016, the fair value of the U.S. foreign exchange derivative contracts was an asset of Cdn$10.4 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
U.K. Swap Contracts
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. At June 30, 2016, Pengrowth held the following contract fixing the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt maturing in October 2019:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate (Cdn$1 = U.K. pound sterling)
15.0	October 2019	0.63
At June 30, 2016, the fair value of the U.K. foreign exchange derivative contracts was a net asset of $1.6 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
Foreign Exchange Rate Sensitivity
At June 30, 2016, each Cdn$0.01 exchange rate change would result in approximately a Cdn$9.2 million pre-tax change in the fair value of the U.S. risk management contracts and a Cdn$0.2 million pre-tax change in the fair value of the U.K. risk management contracts.
ASSET RETIREMENT OBLIGATIONS - NET PRESENT VALUE
At June 30, 2016, Pengrowth's ARO liability increased by $153.3 million compared to December 31, 2015. This was primarily due to a change in the risk free discount rate from 2.3 percent at December 31, 2015 to 1.7 percent at June 30, 2016 which increased the ARO liability by $161.5 million. The rate change reflects a decrease in the 30 year Canadian Government long term bond rate which drives Pengrowth’s estimate of the ARO discount rate. Partly offsetting this increase were reductions resulting from property divestments.
Pengrowth has estimated the net present value of its total ARO to be $856.7 million as at June 30, 2016 (December 31, 2015 – $703.4 million), based on a total escalated future liability of $1.7 billion (December 31, 2015 – $1.7 billion). The majority of the costs are expected to be incurred between 2040 and 2080. A risk free discount rate of 1.7 percent per annum and an ARO specific inflation rate of 1.5 percent were used to calculate the net present value of the ARO at June 30, 2016.
ACQUISITIONS AND DISPOSITIONS

	Three months ended			Six months ended
($ millions)	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Property acquisitions	—	—	—	—	—
Proceeds on property dispositions	34.6	12.8	23.5	47.4	24.0
Cash dispositions	34.6	12.8	23.5	47.4	24.0
During the second quarter of 2016, Pengrowth had no acquisition activity and dispositions were primarily related to the successful sale and leaseback of the co-generation facilities at the Lindbergh thermal oil project in Cold Lake

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	25

Alberta for proceeds of $35.0 million, partly offset by minor sales price adjustments to previously closed dispositions recorded in the second quarter of 2016.
WORKING CAPITAL
Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Consolidated Balance Sheets, excluding bank indebtedness and the current portions of long term debt and convertible debentures, as applicable.
At June 30, 2016, Pengrowth had a working capital surplus of $77.5 million compared to a working capital surplus of $185.3 million at December 31, 2015. The working capital surplus in both periods was a result of the current asset fair value of risk management contracts and receivables exceeding the current liabilities.
FINANCIAL RESOURCES AND LIQUIDITY
Cash On Hand
Pengrowth's cash balance grew from $nil at the beginning of the quarter to $54.1 million at June 30, 2016. Cash on hand is expected to grow over the year.
Credit Facilities
Pengrowth has in place a $1.0 billion revolving, committed credit facility (“Credit Facility”) supported by a syndicate of eleven international and domestic banks in addition to a $50 million demand facility (“Demand Facility”) issued by a large Canadian financial institution. The Credit Facility was renewed in March 2015, without any material changes to its terms, conditions, financial covenants or committed amount, and matures in March 2019. Pengrowth can access the unutilized portion of the Credit Facility, provided it remains in compliance with all financial covenants.
Pengrowth's extendible revolving term Credit Facility had a $nil balance at June 30, 2016 (December 31, 2015 - $104.0 million) and $34.9 million of outstanding letters of credit (December 31, 2015 - $21.6 million). The Credit Facility includes an expansion feature of $250 million providing Pengrowth with up to $1.25 billion of notional credit capacity which can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. When utilized, the Credit Facility appears on the Consolidated Balance Sheets as long term debt.
Pengrowth's Demand Facility had a $nil balance at June 30, 2016 (December 31, 2015 - $2.5 million) and $1.0 million of outstanding letters of credit (December 31, 2015 - $1.4 million). When utilized, together with any overdraft amounts, the Demand Facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
Together, these two facilities provided Pengrowth with approximately $1 billion of combined notional credit capacity at June 30, 2016, with the ability to expand the facilities by an additional $250 million. Use of the remaining credit capacity is still subject to compliance with all financial covenants.
Financial Covenants
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all relevant times during the preceding twelve months, and at June 30, 2016. Pengrowth is in compliance with all financial covenants under its senior unsecured notes and credit facilities as at June 30, 2016. Pengrowth anticipates it will remain in compliance with such covenants for the remainder of 2016; however, if commodity prices remain at July 1, 2016 GLJ forecast pricing for WTI and AECO assuming U.S.$0.75 per Cdn$1, Pengrowth may not remain in compliance with certain financial covenants in its senior unsecured notes and credit facilities during the second half of 2017. If the Company is unable to obtain a waiver or relaxation of such covenants and is not able to remain in compliance with them, the senior unsecured notes and credit facilities may become due on demand. There can be no assurance that Pengrowth would be able to obtain a relaxation or waiver of the covenants in its senior unsecured notes and credit facilities. Pengrowth intends to continue with its previously announced asset disposition efforts, the planned monetization of commodity and foreign exchange hedge contracts, and to apply the proceeds along with cash from operations to reduce its indebtedness. All loan agreements can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.
The Corporation's ratio of trailing twelve month senior debt to Adjusted EBITDA increased to 3.2 times at June 30, 2016 from 2.9 times at December 31, 2015 as the impact of a decrease in Adjusted EBITDA outweighed the decrease in senior debt at June 30, 2016. Excluded from the calculation was $54.1 million of cash on hand at June 30, 2016. Details of the calculation follow below.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	26

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In most circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay, refinance or re-negotiate the terms and conditions of the debt.
If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to property dispositions, monetizing risk management contracts, reducing capital expenditures as well as issuing equity.
Covenant Calculations

Twelve month trailing actual covenants (1):		Jun 30, 2016	Dec 31, 2015	Limit
Senior debt before working capital to Adjusted EBITDA	=A÷D	3.2	2.9	< 3.5 times
Total debt before working capital to Adjusted EBITDA	=A÷D	3.2	2.9	< 4.0 times
Senior debt before working capital as a percentage of total book capitalization	=A÷B	51%	52%	< 55%
Adjusted EBITDA to interest expense	=D÷C	4.9	6.2	> 4 times
As at:
($ millions)		Jun 30, 2016	Dec 31, 2015	Change
Credit facilities (2)		—	107.7	(107.7)
Senior unsecured notes		1,504.4	1,611.8	(107.4)
Convertible debentures (3)		126.7	137.0	(10.3)
Total debt before working capital		1,631.1	1,856.5	(225.4)
Finance leases (3)		38.6	4.3	34.3
Letters of credit (3)		35.9	23.0	12.9
Senior debt before working capital for covenant purposes (3) (4)	A	1,705.6	1,883.8	(178.2)

Total book capitalization (5)	B	3,328.9	3,648.8	(319.9)
Twelve months trailing:
($ millions except ratios and percentages)
Net income (loss)		(946.6)	(1,093.1)	146.5
Add (deduct):
Interest and financing charges	C	109.3	103.9	5.4
Deferred income tax expense (recovery)		(255.5)	(222.7)	(32.8)
Depletion, depreciation, amortization and accretion		428.8	472.4	(43.6)
EBITDA		(664.0)	(739.5)	75.5
Add (deduct) other items:
Impairment		1,000.5	1,000.5	—
(Gain) loss on disposition of properties		89.3	98.1	(8.8)
Other non-cash items (6)		107.9	284.3	(176.4)
Adjusted EBITDA	D	533.7	643.4	(109.7)

(1)
The actual covenants presented in the table reflect those closest to the limits. Calculations for each financial covenant are based on specific definitions within the agreements and contain adjustments, pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements.

(2)	Includes bank indebtedness.

(3)	For the purposes of covenant calculations only, convertible debentures, letters of credit and finance leases are considered senior debt.

(4)	Includes current and long term portions, as applicable.

(5)	Total book capitalization includes senior debt before working capital for covenant purposes plus Shareholders' Equity per the Consolidated Balance Sheets.

(6)	Includes the impact of changes in fair value of commodity risk management contracts, unrealized foreign exchange on long term debt, and other adjustments pursuant to the actual covenant calculations.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	27

Total Debt Before Working Capital Continuity

(Cdn$ millions)	December 31, 2015 vs. June 30, 2016
Total debt before working capital at December 31, 2015	1,856.5
Increase (decrease) due to:
Foreign exchange impact of the stronger Canadian dollar on U.S. denominated debt	(103.0)
Foreign exchange impact of the stronger Canadian dollar on U.K. denominated debt	(4.8)
Credit facilities paid down in 2016	(107.7)
Convertible debenture paid down in 2016	(10.2)
Issue cost and premium amortization	0.3
Total increase (decrease)	(225.4)
Total debt before working capital at June 30, 2016	1,631.1
As of June 30, 2016, Pengrowth's long term notes denominated in foreign currencies comprised 90 percent of the total debt before working capital. Each long term note is governed by a Note Purchase Agreement. These notes have fixed coupon rates and maturity dates between 2017 and 2024.
At June 30, 2016, total debt before working capital decreased $225.4 million compared to December 31, 2015, as per the table above. As the majority of Pengrowth's debt is denominated in U.S. dollars and U.K. pound sterling, the stronger period end Canadian dollar drove down reported senior debt before working capital relative to December 31, 2015.
Pengrowth's Board of Directors authorized a Normal Course Issuer Bid ("NCIB") to allow up to 10 percent or $13.7 million of face value of convertible debentures to be repurchased by the Corporation. Through June 30, 2016, Pengrowth repurchased $10.2 million of principal amount of convertible debentures. See Note 3 to the June 30, 2016 unaudited Consolidated Financial Statements for more information.
Despite lower commodity prices, drawings under the credit facilities decreased $107.7 million at June 30, 2016 compared to December 31, 2015 as surplus funds flow and proceeds from divestment activities were used to pay down the outstanding credit facility balance. Pengrowth manages its foreign exchange exposure through swap contracts with the fair value reflected as an asset of Cdn$12.0 million on the Consolidated Balance Sheets at June 30, 2016. This fair value is not reflected in the above table.
Off-Balance Sheet Financing
Pengrowth does not have any off-balance sheet financing arrangements.
FINANCIAL INSTRUMENTS
Pengrowth uses financial instruments to manage its exposure to commodity and power price fluctuations and foreign currency exposure. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the December 31, 2015 audited Consolidated Financial Statements for a description of the accounting policies for financial instruments and Note 11 to the June 30, 2016 unaudited Consolidated Financial Statements for additional information regarding the fair value of Pengrowth’s financial instruments.
FUNDS FLOW FROM OPERATIONS AND DIVIDENDS
The following table provides funds flow from operations, dividends declared, the excess of funds flow from operations over dividends and payout ratio:

	Three months ended			Six months ended
($ millions except per share amounts)	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Funds flow from operations	89.1	106.2	111.5	195.3	224.5
Dividends declared	—	—	30.8	—	73.7
Funds flow from operations less dividends declared	89.1	106.2	80.7	195.3	150.8
Per share	0.16	0.20	0.15	0.36	0.28
Payout ratio (1) (2)	—%	—%	28%	—%	33%

(1)	Payout ratio is calculated as dividends declared divided by funds flow from operations.

(2)	See definition under the section "Non-GAAP Financial Measures".

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	28

As a result of the depleting nature of oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of funds flow from operations less dividends declared, and as applicable, through the sale of existing properties, issuance of additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating funds flow from operations.
Funds flow from operations is derived from producing and selling oil, natural gas and related products and is therefore highly dependent on commodity prices. Pengrowth enters into forward commodity risk management contracts to mitigate price volatility and to provide a measure of stability to cash flow. Details of commodity risk management contracts are contained in Note 11 to the June 30, 2016 unaudited Consolidated Financial Statements.
DIVIDENDS
Pengrowth’s Board of Directors and management regularly review the level of dividends. Pengrowth’s Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements and the availability of debt and equity capital. In response to the low commodity price environment and near term price outlook, Pengrowth's Board of Directors suspended the quarterly payment of $0.01 per share on January 20, 2016. No cash dividend was paid in the first six months of 2016 and no dividend is anticipated to be paid in the third quarter of 2016. The Board will continue to review the dividend policy on a quarterly basis.

	Dividend amounts paid (Cdn$ per share)
Month	2016	2015
January	—	0.04
February	—	0.04
March	—	0.02
April	—	0.02
May	—	0.02
June	—	0.02
Total dividends paid per share	—	0.16

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	29

SUMMARY OF QUARTERLY RESULTS
The following table is a summary of quarterly information for 2016, 2015 and 2014:

2016	Q1	Q2
Oil and gas sales ($ millions) (1)	114.2	137.2
Net income (loss) ($ millions)	25.0	(173.4)
Net income (loss) per share ($)	0.05	(0.32)
Net income (loss) per share - diluted ($)	0.05	(0.32)
Adjusted net income (loss) ($ millions)	0.5	(16.5)
Funds flow from operations ($ millions)	106.2	89.1
Dividends declared ($ millions)	—	—
Dividends declared per share ($)	—	—
Daily production (boe/d)	62,056	56,735
Total production (Mboe)	5,647	5,163
Average sales price ($/boe) (1)	19.94	26.32
Operating netback ($/boe) (3)	27.31	25.46
2015	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	199.9	249.9	211.9	169.1
Net income (loss) ($ millions)	(160.5)	(134.4)	(329.6)	(468.6)
Net income (loss) per share ($)	(0.30)	(0.25)	(0.61)	(0.86)
Net income (loss) per share - diluted ($)	(0.30)	(0.25)	(0.61)	(0.86)
Adjusted net income (loss) ($ millions)	64.8	(38.9)	(374.0)	(463.4)
Funds flow from operations ($ millions) (2)	113.0	111.5	120.6	114.2
Dividends declared ($ millions)	42.9	30.8	21.8	5.5
Dividends declared per share ($)	0.08	0.06	0.04	0.01
Daily production (boe/d)	69,334	74,113	74,239	67,934
Total production (Mboe)	6,240	6,744	6,830	6,250
Average sales price ($/boe) (1)	31.39	36.58	30.75	26.56
Operating netback ($/boe) (3)	25.37	23.98	25.48	25.07
2014	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	429.2	407.1	369.1	291.5
Net income (loss) ($ millions)	(116.2)	(8.8)	52.2	(506.0)
Net income (loss) per share ($)	(0.22)	(0.02)	0.10	(0.95)
Net income (loss) per share - diluted ($)	(0.22)	(0.02)	0.10	(0.95)
Adjusted net income (loss) ($ millions)	(2.8)	(24.8)	3.4	(854.8)
Funds flow from operations ($ millions)	139.5	121.4	129.0	115.8
Dividends declared ($ millions)	62.8	63.3	63.6	63.9
Dividends declared per share ($)	0.12	0.12	0.12	0.12
Daily production (boe/d)	75,102	73,823	72,472	71,802
Total production (Mboe)	6,759	6,718	6,667	6,606
Average sales price ($/boe) (1)	63.00	60.08	54.73	43.61
Operating netback ($/boe) (3)	29.71	23.86	24.91	24.04

(1)	Excludes realized commodity risk management.

(2)	First, second and fourth quarters of 2015 funds flow from operations exclude $84.1 million, $9.8 million and $0.2 million, respectively, related to the settlement of foreign exchange swap contracts.

(3)	Includes realized commodity risk management.
Second quarter of 2016 average sales price increased compared to the first quarter of 2016, but remained lower than preceding quarters in 2015 and 2014, as per the table above, mostly driven by a continued decline in the benchmark prices. The impact of the declining benchmark prices on oil and gas sales has been offset somewhat by the weakening Canadian dollar throughout the two year period.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	30

Although oil and gas sales have declined significantly throughout 2016, 2015 and 2014, driven by a steep decline in the oil and natural gas benchmark prices, operating netbacks and funds flow from operations remained strong primarily due to realized commodity risk management gains.
Second quarter of 2016 production was lower than all of the preceding quarters of 2015 and 2014 resulting primarily from property dispositions and natural declines due to capital spending curtailments in the current low commodity price environment. In contrast, the third quarter of 2015 production was the highest quarterly production since the first quarter of 2014 resulting from inclusion and ramp up of the Lindbergh Phase 1 production.
Quarterly net income (loss) has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, accretion of ARO, changes in fair value of commodity risk management contracts, unrealized foreign exchange gains (losses), gains (losses) on property divestments, and deferred income taxes. Funds flow from operations was also impacted by changes in royalty expense, operating and G&A costs.
BUSINESS RISKS
Pengrowth is exposed to normal market risks inherent in the oil and natural gas business, the details of which are set out in the AIF of the Corporation dated February 24, 2016 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
DISCLOSURE AND INTERNAL CONTROLS
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act ("SOX") enacted in the United States.
At the end of the interim period ended June 30, 2016, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before June 30, 2016 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth's Consolidated Financial Statements. During the interim period ended June 30, 2016, no change occurred to Pengrowth's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth's internal control over financial reporting.
It should be noted that while Pengrowth’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

PENGROWTH Second Quarter 2016 Management's Discussion and Analysis	31

PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)
(Unaudited)

		As at	As at
	Note	June 30, 2016	December 31, 2015
ASSETS
Current Assets
Cash and cash equivalents		$54.1	$—
Accounts receivable		113.7	139.5
Fair value of risk management contracts	11	97.7	288.8
		265.5	428.3
Fair value of risk management contracts	11	52.0	166.7
Other assets		109.3	89.1
Property, plant and equipment	2	3,302.1	3,346.8
Exploration and evaluation assets		495.9	494.8
Deferred income taxes	6	93.6	25.0
TOTAL ASSETS		$4,318.4	$4,550.7

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Bank indebtedness	4	$—	$3.7
Accounts payable		162.2	217.8
Fair value of risk management contracts	11	2.5	3.4
Convertible debentures	3	126.7	—
Current portion of provisions and other liabilities	5	23.3	21.8
		314.7	246.7
Convertible debentures	3	—	137.0
Long term debt	4	1,504.4	1,715.8
Provisions and other liabilities	5	876.0	686.2
		2,695.1	2,785.7
Shareholders' Equity
Shareholders' capital	7	4,813.4	4,797.0
Contributed surplus		17.6	27.3
Deficit		(3,207.7)	(3,059.3)
		1,623.3	1,765.0

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$4,318.4	$4,550.7
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Second Quarter 2016 Financial Results	32

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Stated in millions of Canadian dollars, except per share amounts)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2016	2015	2016	2015
REVENUES
Oil and gas sales		$137.2	$249.9	$251.4	$449.8
Royalties, net of incentives		(7.8)	(26.5)	(15.9)	(51.3)
		129.4	223.4	235.5	398.5
Realized gain (loss) on commodity risk management	11	77.1	59.1	204.1	144.8
Change in fair value of commodity risk management contracts	11	(224.3)	(139.6)	(234.5)	(206.4)
		(17.8)	142.9	205.1	336.9
EXPENSES
Operating		66.7	106.8	136.8	199.7
Transportation		8.3	14.0	17.1	23.6
General and administrative		21.8	26.7	44.3	56.0
Depletion, depreciation and amortization	2	91.3	116.7	186.9	229.6
		188.1	264.2	385.1	508.9
OPERATING INCOME (LOSS)		(205.9)	(121.3)	(180.0)	(172.0)

Other (income) expense items
(Gain) loss on disposition of properties		14.0	27.0	17.7	26.5
Unrealized foreign exchange (gain) loss	12	(5.8)	(5.1)	(37.9)	168.9
Realized foreign exchange (gain) loss	12	(0.7)	(9.2)	0.8	(91.8)
Interest and financing charges		26.4	27.8	52.9	47.5
Accretion	5	3.9	4.3	7.9	8.8
Other (income) expense		(3.9)	(0.8)	(4.4)	(1.2)
INCOME (LOSS) BEFORE TAXES		(239.8)	(165.3)	(217.0)	(330.7)
Deferred income tax (recovery) expense	6	(66.4)	(30.9)	(68.6)	(35.8)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		$(173.4)	$(134.4)	$(148.4)	$(294.9)
NET INCOME (LOSS) PER SHARE	10
Basic		$(0.32)	$(0.25)	$(0.27)	$(0.55)
Diluted		$(0.32)	$(0.25)	$(0.27)	$(0.55)
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Second Quarter 2016 Financial Results	33

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2016	2015	2016	2015
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		$(173.4)	$(134.4)	$(148.4)	$(294.9)
Non-cash items
Depletion, depreciation, amortization and accretion		95.2	121.0	194.8	238.4
Deferred income tax (recovery) expense	6	(66.4)	(30.9)	(68.6)	(35.8)
Unrealized foreign exchange (gain) loss	12	(5.8)	(5.1)	(37.9)	168.9
Change in fair value of commodity risk management contracts	11	224.3	139.6	234.5	206.4
Share based compensation	8	2.8	4.6	6.5	9.0
(Gain) loss on disposition of properties		14.0	27.0	17.7	26.5
Other items		(1.6)	(0.5)	(3.3)	(0.1)
Foreign exchange derivative settlements		—	(9.8)	—	(93.9)
Funds flow from operations		89.1	111.5	195.3	224.5
Interest and financing charges		26.4	27.8	52.9	47.5
Expenditures on remediation	5	(0.2)	(3.8)	(5.2)	(7.0)
Change in non-cash operating working capital	9	(14.0)	(38.0)	(25.3)	(65.2)
		101.3	97.5	217.7	199.8
FINANCING
Dividends paid		—	(30.8)	—	(84.2)
Bank indebtedness (repayment)	4	(42.0)	24.0	(3.7)	16.5
Long term debt (repayment)	4	—	(39.6)	(104.0)	2.4
Convertible debentures repurchase	3	(0.5)	—	(10.2)	—
Foreign exchange derivative settlements		—	9.8	—	93.9
Interest and financing charges paid		(18.3)	(22.2)	(54.1)	(58.1)
Proceeds from DRIP		—	5.5	—	14.6
		(60.8)	(53.3)	(172.0)	(14.9)
INVESTING
Capital expenditures		(12.0)	(50.8)	(20.7)	(149.2)
Proceeds on property dispositions		34.6	23.5	47.4	24.0
Contributions to remediation trust funds and other items		(8.4)	(6.7)	(16.1)	(13.1)
Change in non-cash investing working capital	9	(0.6)	(10.2)	(2.2)	(46.6)
		13.6	(44.2)	8.4	(184.9)
CHANGE IN CASH AND CASH EQUIVALENTS		54.1	—	54.1	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		—	—	—	—
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$54.1	$—	$54.1	$—
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Second Quarter 2016 Financial Results	34

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2016	2015	2016	2015
SHAREHOLDERS' CAPITAL	7
Balance, beginning of period		$4,813.4	$4,780.1	$4,797.0	$4,759.7
Share based compensation		—	7.2	16.4	18.5
Issued under DRIP		—	5.5	—	14.6
Balance, end of period		4,813.4	4,792.8	4,813.4	4,792.8

CONTRIBUTED SURPLUS
Balance, beginning of period		14.7	25.7	27.3	32.3
Share based compensation	8	2.9	5.0	6.7	9.7
Exercise of share based compensation awards		—	(7.2)	(16.4)	(18.5)
Balance, end of period		17.6	23.5	17.6	23.5

DEFICIT
Balance, beginning of period		(3,034.3)	(2,068.6)	(3,059.3)	(1,865.2)
Net income (loss)		(173.4)	(134.4)	(148.4)	(294.9)
Dividends declared		—	(30.8)	—	(73.7)
Balance, end of period		(3,207.7)	(2,233.8)	(3,207.7)	(2,233.8)

TOTAL SHAREHOLDERS' EQUITY		$1,623.3	$2,582.5	$1,623.3	$2,582.5
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Second Quarter 2016 Financial Results	35

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED JUNE 30, 2016 (Unaudited)
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.
The Consolidated Financial Statements for the three and six months ended June 30, 2016 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2015 annual Consolidated Financial Statements. All accounting policies and methods of computation followed in the preparation of these Consolidated Financial Statements are consistent with the December 31, 2015 annual Consolidated Financial Statements.
The Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2015.
The Consolidated Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on August 4, 2016.

PENGROWTH Second Quarter 2016 Financial Results	36

2.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2014	$7,497.8	$84.9	$7,582.7
Additions to PP&E	192.8	4.0	196.8
Property acquisitions	0.9	—	0.9
Change in asset retirement obligations	36.9	—	36.9
Divestitures	(754.9)	—	(754.9)
Balance, December 31, 2015	$6,973.5	$88.9	$7,062.4
Additions to PP&E	45.9	0.8	46.7
Change in asset retirement obligations	161.5	—	161.5
Divestitures	(151.7)	—	(151.7)
Balance, June 30, 2016	$7,029.2	$89.7	$7,118.9

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2014	$2,725.6	$70.3	$2,795.9
Depletion and amortization for the period	449.5	5.8	455.3
Impairment	810.0	—	810.0
Divestitures	(345.6)	—	(345.6)
Balance, December 31, 2015	$3,639.5	$76.1	$3,715.6
Depletion and amortization for the period	184.6	2.3	186.9
Divestitures	(85.7)	—	(85.7)
Balance, June 30, 2016	$3,738.4	$78.4	$3,816.8

Net book value	Oil and natural gas assets	Other equipment	Total
As at June 30, 2016	$3,290.8	$11.3	$3,302.1
As at December 31, 2015	$3,334.0	$12.8	$3,346.8
During the six months ended June 30, 2016, $1.5 million (June 30, 2015 – $5.9 million) of directly attributable general and administrative costs were capitalized to PP&E.
At June 30, 2016, $5.8 million (June 30, 2015 - $5.6 million) of net book value relating to the Lindbergh project was excluded from the calculation of depletion as those amounts were considered a project in the construction phase.
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the six months ended June 30, 2016, $1.5 million (June 30, 2015 – $11.0 million) of interest was capitalized on the Lindbergh Project to PP&E using Pengrowth's weighted average cost of debt of 5.7 percent (June 30, 2015 – 5.4 percent).

3.	CONVERTIBLE DEBENTURES
In February 2016, Pengrowth commenced a Normal Course Issuer Bid ("NCIB") for a portion of its Series B 6.25 percent coupon convertible unsecured subordinated debentures, in accordance with TSX requirements. Pursuant to the NCIB, Pengrowth intends to acquire up to $13.7 million principal amount of convertible debentures in the 12 month period that commenced on February 29, 2016 and will end on February 28, 2017, of which the amount represents 10 percent of the public float of outstanding convertible debentures as of February 19, 2016. Purchases under the NCIB are made by Pengrowth through the facilities of the TSX. The price that Pengrowth pays for the convertible debentures is the market price at the time of acquisition and any gain or loss resulting from the transaction is recorded as part of interest expense.

PENGROWTH Second Quarter 2016 Financial Results	37

Through June 30, 2016, Pengrowth repurchased $10.2 million of principal amount of convertible debentures. Pengrowth paid $9.2 million, including $0.1 million of accrued interest, to repurchase the debentures resulting in a gain of $1.0 million which was credited against interest expense.
The following table summarizes the activity associated with the convertible debentures:

Series	Series B - 6.25 percent
Maturity date	March 31, 2017
Conversion price (per Pengrowth share)	$11.51
Balance, December 31, 2014	$137.2
Premium accretion	(0.2)
Balance, December 31, 2015	$137.0
Repurchase of convertible debentures	(10.2)
Premium accretion	(0.1)
Balance, June 30, 2016	$126.7
Face value, June 30, 2016	$126.6

4.	LONG TERM DEBT AND BANK INDEBTEDNESS

LONG TERM DEBT

	As at
	June 30, 2016	December 31, 2015
U.S. dollar denominated senior unsecured notes:
400 million at 6.35 percent due July 2017	$516.4	$553.2
265 million at 6.98 percent due August 2018	342.0	366.4
35 million at 3.49 percent due October 2019	45.1	48.3
115.5 million at 5.98 percent due May 2020	148.9	159.6
105 million at 4.07 percent due October 2022	135.3	144.9
195 million at 4.17 percent due October 2024	251.1	269.0
	$1,438.8	$1,541.4
U.K. pound sterling denominated unsecured notes:
15 million at 3.45 percent due October 2019	$25.7	$30.5
Canadian dollar senior unsecured notes:
15 million at 6.61 percent due August 2018	$15.0	$15.0
25 million at 4.74 percent due October 2022	24.9	24.9
	$39.9	$39.9
Canadian dollar term credit facility borrowings	$—	$104.0
Total long term debt	$1,504.4	$1,715.8

Current portion of long term debt	$—	$—
Non-current portion of long term debt	1,504.4	1,715.8
	$1,504.4	$1,715.8
Pengrowth’s unsecured covenant based term credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of notional credit capacity from a syndicate of seven Canadian and four foreign banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity which is currently March 31, 2019.
This facility carries floating interest rates that are expected to range between 1.6 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items.

PENGROWTH Second Quarter 2016 Financial Results	38

At June 30, 2016, the facility had no drawings (December 31, 2015 – $104.0 million) and letters of credit in the amount of $34.9 million (December 31, 2015 – $21.6 million) were outstanding.
BANK INDEBTEDNESS
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At June 30, 2016, the facility had no drawings (December 31, 2015 – $2.5 million) and reduced by $1.0 million of outstanding letters of credit (December 31, 2015 – $1.4 million). When utilized together with any overdraft amounts, this facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
FINANCIAL COVENANTS
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at June 30, 2016. The covenants are substantially similar between the credit facilities and the senior unsecured notes.
Pengrowth anticipates it will remain in compliance with such covenants for the remainder of 2016; however, if commodity prices remain at July 1, 2016 GLJ forecast pricing for WTI and AECO assuming U.S.$0.75 per Cdn$1, Pengrowth may not remain in compliance with certain financial covenants in its senior unsecured notes and credit facilities during the second half of 2017. If the Company is unable to obtain a waiver or relaxation of such covenants and is not able to remain in compliance with them, the senior unsecured notes and credit facilities may become due on demand. There can be no assurance that Pengrowth would be able to obtain a relaxation or waiver of the covenants in its senior unsecured notes and credit facilities. Pengrowth intends to continue with its previously announced asset disposition efforts, the planned monetization of commodity and foreign exchange hedge contracts, and to apply the proceeds along with cash from operations to reduce its indebtedness.
The key financial covenants as at June 30, 2016 are summarized below:

Covenant	Limit	Actual at June 30, 2016 (1)
Total senior debt before working capital must not exceed 3.5 times EBITDA for the last four fiscal quarters	< 3.5 times	3.2 times
Total debt before working capital must not exceed 4.0 times EBITDA for the last four fiscal quarters	< 4.0 times	3.2 times
Total senior debt before working capital must be less than 55 percent of total book capitalization	< 55%	51%
EBITDA must not be less than four times interest expense for the last four fiscal quarters	> 4 times	4.9 times

(1)	As senior unsecured notes and Credit Facilities have slightly different covenant calculations, the calculated covenants at June 30, 2016 represent those closest to the limits.

PENGROWTH Second Quarter 2016 Financial Results	39

5.	PROVISIONS AND OTHER LIABILITIES
Provisions and other liabilities are composed of Asset Retirement Obligations ("ARO"), finance leases and contract & other liabilities. The following table provides a continuity of the balances for the following periods:

	Asset retirement obligations	Finance leases	Contract & Other liabilities	Total
Balance, December 31, 2014	$780.8	$5.1	$2.1	$788.0
Incurred during the period	16.8	—	1.0	17.8
Property dispositions	(112.4)	—	—	(112.4)
Expenditures on remediation/provisions settled	(19.0)	(0.8)	—	(19.8)
Other revisions	20.1	—	(1.2)	18.9
Accretion (amortization)	17.1	—	(1.6)	15.5
Balance, December 31, 2015	$703.4	$4.3	$0.3	$708.0
Incurred during the period	—	35.0	1.6	36.6
Property dispositions	(10.9)	—	—	(10.9)
Revisions due to discount rate changes (1)	161.5	—	—	161.5
Expenditures on remediation/provisions settled	(5.2)	(0.7)	—	(5.9)
Other revisions	—	—	2.1	2.1
Accretion (amortization)	7.9	—	—	7.9
Balance, June 30, 2016	$856.7	$38.6	$4.0	$899.3

(1)	Relates to the change in the risk free discount rate from 2.3 percent to 1.7 percent. The offset is recorded in PP&E.

As at June 30, 2016	Asset retirement obligations	Finance leases	Contract & Other liabilities	Total
Current	$20.9	$1.5	$0.9	$23.3
Long term	835.8	37.1	3.1	876.0
	$856.7	$38.6	$4.0	$899.3

As at December 31, 2015
Current	$20.9	$0.9	$—	$21.8
Long term	682.5	3.4	0.3	686.2
	$703.4	$4.3	$0.3	$708.0

The following assumptions were used to estimate the ARO liability:

	As at
	June 30, 2016	December 31, 2015
Total escalated future costs	$1,672.4	$1,701.7
Discount rate, per annum	1.7%	2.3%
Inflation rate, per annum	1.5%	1.5%
The majority of the ARO costs are expected to be incurred between 2040 and 2080.

FINANCE LEASES
In April 2016, Pengrowth entered into a sale and leaseback of its co-generation facilities at Lindbergh. The arrangement was determined to be a lease and has been classified as a finance lease. Pengrowth received $35.0 million in proceeds for the disposition of the co-generation facilities and recorded a finance lease obligation and a corresponding asset in property, plant and equipment. As at June 30, 2016, the carrying amount of this finance lease obligation together with the rest of the finance leases, included in provisions and other liabilities, was $38.6 million.

PENGROWTH Second Quarter 2016 Financial Results	40

6.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax (recovery) expense calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Six months ended
	June 30, 2016	June 30, 2015
Income (loss) before taxes	$(217.0)	$(330.7)
Combined federal and provincial tax rate (1)	27.08%	26.19%
Expected income tax (recovery) expense (1)	$(58.8)	$(86.6)
Change in unrecognized deferred tax asset	(6.4)	24.5
Foreign exchange (gain) loss (2)	(5.1)	11.4
Effect of change in corporate tax rate	(0.6)	11.6
Other including share based compensation	2.3	3.3
Deferred income tax (recovery) expense	$(68.6)	$(35.8)
(1) Expected income tax rate increased due to an increase in the corporate income tax rate in Alberta (from 10 percent to 12 percent).
(2) Reflects the 50 percent non-taxable portion of foreign exchange gains and losses and related risk management contracts.

7.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Six months ended		Year ended
	June 30, 2016		December 31, 2015
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	543,033	$4,797.0	533,438	$4,759.7
Share based compensation (non-cash exercised)	4,412	16.4	3,188	18.6
Issued for cash under Dividend Reinvestment Plan ("DRIP")	—	—	6,407	18.7
Balance, end of period	547,445	$4,813.4	543,033	$4,797.0

8.	LONG TERM INCENTIVE PLANS ("LTIP")
(i) SHARE-SETTLED LTIP
The following table provides a continuity of the share-settled LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2014	5,945	5,168	308
Granted	2,783	3,548	—
Forfeited	(1,952)	(1,587)	—
Exercised	(871)	(2,285)	(31)
Performance adjustment	(1,812)	—	—
Deemed dividends	547	497	25
Outstanding, December 31, 2015	4,640	5,341	302
Granted	3,045	6,499	—
Forfeited	(174)	(394)	—
Exercised	(1,695)	(2,717)	—
Outstanding, June 30, 2016	5,816	8,729	302
Commencing with the 2015 grants, Pengrowth may determine, at its sole discretion, that any shares issuable pursuant to new grants could be paid in cash equal to the fair market value of the shares otherwise issuable.

PENGROWTH Second Quarter 2016 Financial Results	41

A rolling and reloading plan with a maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share-settled compensation plans in the aggregate, as approved by shareholders. As at June 30, 2016, the number of shares issuable under the share-settled compensation plans, in aggregate, represents 2.8 percent of the issued and outstanding common shares, which is within the limit.
PREVIOUS LTIP
As at June 30, 2016, 321,308 common shares (December 31, 2015 - 321,308 common shares) were reserved for issuance under the Deferred Entitlement Share Unit Plan ("DESU"). The DESUs are entitled to deemed dividends, as applicable.
(ii) CASH-SETTLED LTIP
CASH-SETTLED RESTRICTED SHARE UNITS ("CASH-SETTLED RSUs")
Commencing in 2016, certain employees receive cash-settled RSUs in place of previously received share-settled LTIP. Each cash-settled RSU entitles the holder to a cash payment equivalent to the value of a number of Common Shares (including the reinvestment of deemed dividends, as applicable) which vest evenly over a period of three years or less. Compensation expense associated with the cash-settled RSUs is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period end share price and the number of cash-settled RSUs outstanding at each period end. Compensation expense is recognized in the Statements of Income (Loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates. As at June 30, 2016, $0.7 million (December 31, 2015 - $nil) was included in non-current provisions and $0.9 million (December 31, 2015 - $nil) was included in accounts payable for the current provisions.
CASH-SETTLED PHANTOM DEFERRED SHARE UNITS ("PHANTOM DSUs")
As at June 30, 2016, Phantom DSUs, awarded to Directors, had a corresponding liability of $3.2 million (December 31, 2015 - $0.3 million) of which $0.9 million was included in current provisions due to the retirement of certain directors in the second quarter of 2016. For the six months ended June 30, 2016, Pengrowth recorded a $2.9 million (June 30, 2015 - $0.7 million) compensation expense related to the Phantom DSUs. Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of Common Shares (including deemed dividends, as applicable) to be paid upon the individual ceasing to be a Director for any reason.
The following table provides a continuity of the cash-settled LTIP:

(number of share units - 000's)	Cash-settled RSUs	Phantom DSUs
Outstanding, December 31, 2014	—	134
Granted	—	239
Deemed dividends	—	24
Outstanding, December 31, 2015	—	397
Granted	4,503	982
Forfeited	(102)	—
Outstanding, June 30, 2016	4,401	1,379

PENGROWTH Second Quarter 2016 Financial Results	42

(iii) TOTAL SHARE BASED COMPENSATION EXPENSE
Total share based compensation expenses are included in both general and administrative and operating expenses on the Consolidated Statements of Income (Loss) and are composed of the following:

	Six months ended
	June 30, 2016	June 30, 2015
Non-cash share based compensation	$6.7	$9.7
Amounts capitalized in the period	(0.2)	(0.7)
Non-cash share based compensation expense	$6.5	$9.0

Cash-settled restricted share units	$1.6	$—

Cash-settled phantom deferred share unit expense	$2.9	$0.7
Total share based compensation expense	$11.0	$9.7

9.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL AND OTHER ASSETS

	Three months ended		Six months ended
Cash provided by (used for):	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Accounts receivable	$7.6	$(14.4)	$25.9	$(19.5)
Accounts payable	(18.9)	(23.6)	(48.5)	(45.7)
Prepaid tax assessment	(2.7)	—	(2.7)	—
	$(14.0)	$(38.0)	$(25.3)	$(65.2)
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended		Six months ended
Cash used for:	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Accounts payable, including capital accruals	$(0.6)	$(10.2)	$(2.2)	$(46.6)

10.	AMOUNTS PER SHARE
The following table reconciles the weighted average number of shares used in the basic and diluted net income (loss) per share calculations:

	Three months ended		Six months ended
(000's)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Weighted average number of shares - basic and diluted	547,444	539,725	545,481	537,476
For the three and six months ended June 30, 2016, 8.6 million shares and 8.5 million shares, respectively, (5.8 million and 5.2 million shares for the three and six months ended June 30, 2015) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.
Further, for the three and six months ended June 30, 2016, 11.0 million shares (11.9 million shares for the three and six months ended June 30, 2015) that are issuable on potential conversion of the convertible debentures were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

PENGROWTH Second Quarter 2016 Financial Results	43

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
COMMODITY PRICE CONTRACTS
As at June 30, 2016, Pengrowth had the following contracts outstanding:

Financial Crude Oil Contracts:
Swaps
Differentials
Reference point	Term	Volume (bbl/d)	Price per bbl (Cdn)
Edmonton Light Sweet	Q3 2016	7,000	Cdn WTI less $6.85
Edmonton Light Sweet	Q4 2016	7,000	Cdn WTI less $6.85
Western Canada Select	Q3 2016	8,000	Cdn WTI less $18.32
Western Canada Select	Q4 2016	8,000	Cdn WTI less $18.32
Commodity
Reference point	Term	Volume (bbl/d)	Cdn$/bbl unless otherwise noted
WTI	Q3 2016	23,500	$83.60
WTI	Q4 2016	23,000	$83.27
WTI	2017	11,500	$67.38
WTI - $U.S.	2017	3,500	$45.93	$U.S.
WTI	2018	5,500	$80.49
Financial Natural Gas Contracts:
Swaps
Reference point	Term	Volume (MMBtu/d)	Price per MMBtu (Cdn)
AECO	Q3 2016	120,847	$3.22
AECO	Q4 2016	127,955	$3.30
AECO	Q1 2017	99,521	$3.52
AECO	Q2 2017	87,673	$3.45
AECO	Q3 2017	87,673	$3.45
AECO	Q4 2017	87,673	$3.45
AECO	2018	66,347	$3.59
AECO	2019	2,370	$3.52

Commodity Price Sensitivity on Risk Management Contracts as at June 30, 2016

Oil swaps	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	($11.7)	$11.7
Oil differentials	Cdn$1 decrease in future oil differential	Cdn$1 increase in future oil differential
Increase (decrease) to fair value of financial differential risk management contracts	($2.8)	$2.8
Natural gas swaps	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	($20.1)	$20.1
As at close June 30, 2016, the AECO gas spot price was $1.35/MMBtu (June 30, 2015 – $2.63/MMBtu). The WTI prompt monthly price was Cdn$62.43/bbl (June 30, 2015 – Cdn$74.28/bbl).

PENGROWTH Second Quarter 2016 Financial Results	44

POWER PRICE CONTRACTS
As at June 30, 2016, Pengrowth had fixed the price applicable to future power costs as follows:

Financial Power Contracts:
Reference point	Term	Volume (MW)	Price per MWh (Cdn)
AESO	Q3 2016	20	$44.13
AESO	Q4 2016	20	$44.13
As at close June 30, 2016, the Alberta power pool spot price was $17.30/MWh (June 30, 2015 – $168.05/MWh). The average Alberta power pool price was $15.00/MWh for the three months ended June 30, 2016 (June 30, 2015 – $57.22/MWh).
Power Price Sensitivity on Risk Management Contracts as at June 30, 2016
Each $1/MWh change in future power prices would result in a pre-tax change in the unrealized gain (loss) on power risk management contracts outstanding as at June 30, 2016 of approximately $0.1 million.
FOREIGN EXCHANGE CONTRACTS
U.K. pound sterling Denominated Term Debt
Pengrowth entered into a foreign exchange risk management contract when it issued the U.K. pound sterling term note. This contract fixes the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate (Cdn$1 = U.K. pound sterling)
15.0	October 2019	0.63
U.S. Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate (Cdn$1 = U.S.$)
Swap	July 2017	400.0	400.0	100%	0.79
Swap	August 2018	265.0	265.0	100%	0.78
Swap	October 2019	35.0	35.0	100%	0.78
Swap	May 2020	115.5	115.0	100%	0.78
Swap	October 2022	105.0	105.0	100%	0.77
No contracts	October 2024	195.0	—	—	—
		1,115.5	920.0	82%

Foreign Exchange Rate Sensitivity
Foreign Exchange on Foreign Denominated Term Debt
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at June 30, 2016	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.2	$0.2
Unrealized foreign exchange risk management gain or loss	9.2	0.2
Net pre-tax impact on Consolidated Statements of Income (Loss)	$2.0	$—

PENGROWTH Second Quarter 2016 Financial Results	45

Interest Rate Sensitivity
Bank Interest Cost
As at June 30, 2016, Pengrowth had approximately $1.5 billion of current and non-current long term debt outstanding (December 31, 2015 - $1.7 billion) of which $nil million was based on floating interest rates (December 31, 2015 - $104.0 million). Therefore, Pengrowth had no interest rate risk as at June 30, 2016 (June 30, 2015 - $1.4 million).

Summary of Gains and Losses on Risk Management Contracts
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income (Loss).

As at and for the six month period ended June 30, 2016	Commodity contracts (1)	Power contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$97.7	$—	$—	$97.7
Non-current portion of risk management assets	39.8	—	12.2	52.0
Current portion of risk management liabilities	(1.5)	(0.8)	(0.2)	(2.5)
Risk management assets (liabilities), end of period	$136.0	$(0.8)	$12.0	$147.2
Less: Risk management assets (liabilities) at beginning of period	370.5	(1.7)	83.3	452.1
Unrealized gain (loss) on risk management contracts for the period	$(234.5)	$0.9	$(71.3)	$(304.9)
Realized gain (loss) on risk management contracts for the period	204.1	(2.4)	—	201.7
Total unrealized and realized gain (loss) on risk management contracts for the period	$(30.4)	$(1.5)	$(71.3)	$(103.2)

As at and for the six month period ended June 30, 2015	Commodity contracts (1)	Power contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$163.4	$—	$—	$163.4
Non-current portion of risk management assets	53.7	0.2	4.8	58.7
Current portion of risk management liabilities	(2.4)	(2.2)	(2.5)	(7.1)
Non-current portion of risk management liabilities	—	(0.3)	(8.0)	(8.3)
Risk management assets (liabilities), end of period	$214.7	$(2.3)	$(5.7)	$206.7
Less: Risk management assets (liabilities) at beginning of period	421.1	(2.9)	50.8	469.0
Unrealized gain (loss) on risk management contracts for the period	$(206.4)	$0.6	$(56.5)	$(262.3)
Realized gain (loss) on risk management contracts for the period	144.8	(1.3)	93.9	237.4
Total unrealized and realized gain (loss) on risk management contracts for the period	$(61.6)	$(0.7)	$37.4	$(24.9)

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Income (Loss).

(2)	Unrealized gains and losses are included in other (income) expense. Realized gains and losses are included in operating expense.

(3)	Unrealized and realized gains and losses are included as part of separate line items in the Consolidated Statements of Income (Loss).

PENGROWTH Second Quarter 2016 Financial Results	46

FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, prepaid tax assessment, accounts payable, bank indebtedness and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term credit facility, as applicable, is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair values of the remediation trust funds are equal to their carrying amount as these assets are carried at their estimated fair value. The following tables provide fair value measurement information for financial assets and liabilities.

			Fair value measurements using:
As at June 30, 2016	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$97.2	$97.2	$97.2	$—	$—
Fair value of risk management contracts	149.7	149.7	—	149.7	—

Financial Liabilities
Convertible debentures	126.7	121.5	121.5	—	—
U.S. dollar denominated senior unsecured notes	1,438.8	1,518.1	—	1,518.1	—
Cdn dollar senior unsecured notes	39.9	42.6	—	42.6	—
U.K. pound sterling denominated unsecured notes	25.7	26.6	—	26.6	—
Fair value of risk management contracts	2.5	2.5	—	2.5	—

			Fair value measurements using:
As at December 31, 2015	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$79.6	$79.6	$79.6	$—	$—
Fair value of risk management contracts	455.5	455.5	—	455.5	—

Financial Liabilities
Convertible debentures	137.0	98.5	98.5	—	—
U.S. dollar denominated senior unsecured notes	1,541.4	1,606.9	—	1,606.9	—
Cdn dollar senior unsecured notes	39.9	42.2	—	42.2	—
U.K. pound sterling denominated unsecured notes	30.5	30.6	—	30.6	—
Fair value of risk management contracts	3.4	3.4	—	3.4	—

PENGROWTH Second Quarter 2016 Financial Results	47

12.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended		Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Currency exchange rate (Cdn$1 = U.S.$) at period end	$0.77	$0.80	$0.77	$0.80
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (1)	$(7.3)	$(24.1)	$(104.4)	$102.3
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt (1)	(2.2)	5.4	(4.8)	10.1
Total unrealized foreign exchange (gain) loss from translation of foreign denominated debt	$(9.5)	$(18.7)	$(109.2)	$112.4
Unrealized (gain) loss on U.S. foreign exchange risk management contracts	$1.6	$19.0	$66.8	$65.9
Unrealized (gain) loss on U.K. foreign exchange risk management contracts	2.1	(5.4)	4.5	(9.4)
Total unrealized (gain) loss on foreign exchange risk management contracts	$3.7	$13.6	$71.3	$56.5
Net unrealized foreign exchange (gain) loss	$(5.8)	$(5.1)	$(37.9)	$168.9
Net realized foreign exchange (gain) loss (2)	$(0.7)	$(9.2)	$0.8	$(91.8)

(1)	Includes both principal and interest.

(2)	Three and six months ended June 30, 2015 amounts include gains of $9.8 million and $93.9 million, respectively, from settlement of foreign exchange swap contracts.

PENGROWTH Second Quarter 2016 Financial Results	48

CORPORATE PROFILE

DIRECTORS OF PENGROWTH ENERGY CORPORATION

Kelvin B. Johnston, Chairman
President
Wylander Crude Corp.

Derek W. Evans
President and CEO,
Pengrowth Energy Corporation

Margaret L. Byl
Executive Director
Alberta Innovates

Wayne K. Foo
President & CEO,
Parex Resources Inc.

James D. McFarland
President and CEO,
Valeura Energy Inc.

A. Terence Poole
Corporate Director

Jamie C. Sokalsky
Corporate Director

D. Michael G. Stewart
Corporate Director

OFFICERS OF PENGROWTH ENERGY CORPORATION

Derek W. Evans
President and CEO

Douglas C. Bowles
Vice President and Controller

Steve J. De Maio
Senior Vice President, Thermal Operations

Dean Evans
Vice President and Treasurer

Dave Granger
Vice President, Human Resources

Andrew D. Grasby
Senior Vice President, General Counsel &
Corporate Secretary

Randy Steele
Senior Vice President, Conventional Operations

Christopher G. Webster
Chief Financial Officer

TRANSFER AGENT

Computershare Trust Company

AUDITORS

KPMG LLP

ENGINEERING CONSULTANTS

GLJ Petroleum Consultants Ltd.

ABBREVIATIONS

bbl	barrel
Bcf	billion cubic feet
boe*	barrels of oil equivalent
GJ	gigajoule
Mbbls	thousand barrels
MMbbls	million barrels
Mboe*	thousand barrels of oil equivalent
MMboe*	million barrels of oil equivalent
MMBtu	million British thermal units
Mcf	thousand cubic feet
MMcf	million cubic feet
Tcf	trillion cubic feet
MWh	mega watt hour
WTI	West Texas Intermediate
AECO	Alberta natural gas price point
AESO	Alberta power price point
NGI Chicago	Chicago natural gas price point

*** 6 mcf of gas = 1 barrel of oil equivalent**

PENGROWTH ENERGY CORPORATION

2100, 222 – 3rd Avenue SW
Calgary, AB T2P 0B4
Canada

Tel: 403.233.0224
Toll Free: 1.800.223.4122
Fax: 403.265.6251
Website: www.pengrowth.com

INVESTOR RELATIONS

Toll Free: 1.855.336.8814
Email: investorrelations@pengrowth.com

TSX: PGF | NYSE: PGH